SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1Q17 Results

Copel records EBITDA of R$1,006.1 million in the 1Q17

Net income of R $ 417.3 million in 1Q17;
Dividends of R$506.2 million referring to 2016 - 50% of payout;
Grid Market grows 3.5% in 1Q17;
R$587.6 million of capex carried in 1Q17;
New CFO.

	1Q17 (1)	4Q16 (2)	1Q16 (3)	Var.% (1/3)
Net Operating Revenues (R$ million)	3,297.0	3,426.4	3,082.7	7.0
Operating Income (R$ million)	667.0	(245.1)	191.4	248.4
Net Income (R$ million)	417.3	(109.8)	136.1	206.6
Earnings per share (R$)¹	1.50	(0.29)	0.49	207.4
EBITDA (R$ million)	1,006.1	254.3	537.4	87.2
Return on Shareholders' Equity (annualized)²	11.5%	-	3.8%	203.2
Energy Supply (GWh)	6,513	6,250	6,896	(5.6)
Capex (R$ million)³	587.6	830.7	891.6	(34.1)
EBITDA Margin	30.5%	7.4%	17.4%	75.1
Operating Margin	20.2%	-	6.2%	225.7
Net Margin	12.7%	-	4.4%	186.7
¹ Consider the Net Income attributed to the shareholders of the parent company.
² Calculated according to the initial shareholders' equity for the year.
³ Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Mar-17	Dec-16	Sep-16	Jun-16	Mar-16
Power Purchase Average Rate - Copel Dis ¹	152.67	156.88	161.11	157.74	152.05
Retail Average Rate - Copel Dis²	384.19	380.27	379.04	433.87	433.82
Sales to Distributors Average Rate - Copel GeT³	205.10	187.18	185.79	176.93	170.92

Indicators	Mar-17	Dec-16	Sep-16	Jun-16	Mar-16
Equity (R$ Thousand)	15,567,737	15,155,446	15,609,198	15,683,988	14,710,154
Net debt (R$ Thousand)[4]	8,955,773	8,656,231	8,094,830	7,482,218	7,341,040
Book Value per Share (R$)	56.89	55.38	57.04	57.31	53.75
Net debt/ Shareholders' Net Equity[5]	57.3%	58.3%	56.1%	48.9%	53.2%
Current Liquidity	0.8	0.8	1.1	1.0	1.2
¹Considers PIS/COFINS.
² Does not consider tariff flags. ICMS net.
³ Included Guarantees and Endorsements. ICMS net.
[4] Included Guarantees and Endorsements and collaterals and escrow accounts.
[5] Considers gross debt without endorsements and guarantees.

CPLE3 | R$25.88	ELP | US$ 10.31	Market value | R$8.0 bi
CPLE6 | R$32.74	XCOP | € 9.65	* Quotes 03.31.2017

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	8
2.1 Operating Revenues	8
2.2 Operating Costs and Expenses	9
2.3 Equity in the Earnings of Subsidiaries	11
2.4 EBITDA	12
2.5 Financial Result	12
2.6 Consolidated Net Income	13
2.7 Consolidated Income Statement	14
3. Main Account and Changes Balance Sheet	15
3.1 Main Accounts	15
3.2 Balance Sheet – Assets	17
3.3 Debt	18
3.4 Balance Sheet – Liabilities	21
4. Performance of the Main Companies	21
4.1 Copel Geração e Transmissão	21
4.2 Copel Distribuição	23
4.3 Copel Telecomunicações	24
4.5 Accounting Information	25
5. Investment Program	26
6. Power Market and Tariffs	26
6.1 Captive Market – Copel Distribuição	26
6.2 Grid Market (TUSD)	27
6.3 Electricity Sales	27
6.4 Total Energy Sold	28
6.5 Energy Flow	29
6.6 Tariffs	31
7. Capital Market	33
7.1 Capital Stock	33
7.2 Stock Performance	35
7.3 Dividends and Interest on Own Capital	36
8. Operating Performance	37
8.1 Power Generation	37
8.2 Transmission	42
8.3 Distribution	44
8.4 Telecommunications	46
8.5 Equity Interests	47
8.6 New Projects	47
9. Other Information	49
9.1 Human Resources	49
9.2 Main Operational Indicators	50
9.3 Conference Call 1Q17 Results	51
Exhibit I – Consolidated Cash Flow Statement	52
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	53
Exhibit III – Financial Statements by Company	56

2
* Amounts subject to rounding.

1. Main Events in the Period

Copel reported an EBITDA of R$1,006.1 million in the 1Q17, 87.2% higher than the R$537.4 million recorded in the 1Q16, mainly due (a) the recognition of R$224.6 million concerning the remeasurement of transmission assets (RBSE), (b) the result of the distributor's 4th tariff review cycle, in June 2016, plus the 3.5% increase in the grid market, (c) the reduction in the cost of electricity purchase from Itaipu, as a result of the dollar’s lower exchange rate, and (d) the 36.1% decrease in charges of the mains transmission and distribution grid, due to the smaller dispatch outside the order of merit. In the 1Q17, Copel reported a net income of R$417.3 million vs. R$136.1 million in the 1Q16. More details in the item 2.

RBSE Indemnification

On May 9, 2017, Aneel approved the result of the inspection of the appraisal report of the transmission assets existing on May 31, 2000 (Existing Basic Network System - RBSE and Other Transmission Facilities - RPC) related to the concession agreement No. 060/2001. The Agency recognized the amount of R$667.6 million as the net value of the assets for the purposes of indemnification as of December 31, 2012.

Until December 31, 2016, based on the information available in Decree No. 120/2016 and in the Tariff Adjustment Procedure (PRORET), the Company, based in its the best estimate, this had already recognized in its financial statements the amount of R$580.7 million at the base-date of December 31, 2012 and the respective reevaluation of the estimated cash flow, which represented a balance of the financial asset of R$1,187.0 million, of which R$809.7 million had as counterpart the operating revenue and affected the result of 2016.

In the 1Q17, the Company remeasured the asset based on the amount approved by Aneel, which resulted in the recognition of R$224.6 million in operating revenue, totaling R$1,411.6 million in financial asset.

In addition, on April 11, 2017, a court order was issued concerning the lawsuit filed by three business associations, which provisionally establishes the exclusion of the "compensation" portion, provided for in Article 15, Paragraph 2, of Law No. 12,783/2013 and the subsequent recalculation of fares by Aneel. The Copel, based on the opinion of its legal advisors, understands that this is an interim decision that does not go against the right of the Company to receive the due amounts related to RBSE assets and that these rights are assured by the Law.

Reduction in the recoverable value of assets of the generation segment - Impairment

In the first quarter of 2017, a complement was added to the estimate in order to reduce the recoverable value of the wind power assets of the Cutia Wind Complex, whose impact on the result was of R$30.0 million. The calculation of the value took into account the assumptions used in the impairment tests carried out in the 4Q16, with the most relevant being: updating the discount rate and increasing the CAPEX of the projects.

* Amounts subject to rounding.

Dividends

At the 62nd Annual Shareholders' Meeting (ASM), held on April 28, 2017, was approved by a majority the distribution of dividends in the total amount of R$506.2 million for the 2016 fiscal year, corresponding to 50% of the adjusted net income of 2016, with R$282.9 million as interest on equity, paid until June 30, 2017, and R$223.3 million as dividends, paid until December 31, 2017. The effective date of the payment will be disclosed in a timely manner through a notice to the shareholders.

New Chief Financial and Investor Relations Officer

Mr. Adriano Rudek de Moura is Copel’s new CFO. He has built a great part of his career at the multinational Electrolux, a leading global company in home appliances, present in over 150 countries. Mr. Moura has a bachelor's degree in Accounting and a specialization degree in Controllership and Finance from University of São Paulo (USP). With thirty-four years’ experience in the financial area, he has an extensive experience in Strategic, Financial, Tax and Corporate Planning, Investment Analysis, M&A, Cash Management and Asset Exposure, Pricing & Revenue Management, Corporate Governance, Internal Controls (SOX), Reports (IFRS, CPCs, Group Accounting Manual), Compliance (Accounting & Tax), IT, Investor Relations, Financial Institutions, External Audit and Government. He has occupied several management positions at Electrolux and, for the last 14 years, he has worked as the Vice President of Finance, Administration and Investor Relations for Electrolux's Latin American operations.

New composition of the Board of Directors and Fiscal Council

At the 62nd Annual Shareholders' Meeting (ASM), held on April 28, 2017, the new members of the Board of Directors and Fiscal Council were elected for the 2017-2019 term of office. The Company's Board of Directors has (a) five members appointed by the State of Paraná, (b) two members appointed by BNDESPar S.A., (c) one member appointed by the Company's employees, and (d) one member elected by the minority shareholders. The current composition of Copel's Board of Directors is presented in the following table:

4
* Amounts subject to rounding.

Term of office	Name	Indicated by
2017 - 2019	Mauricio Shulman (Chairman)	State of Paraná (majoritary shareholder)
	Antonio Sergio de Souza Guetter	State of Paraná (majoritary shareholder)
	George Hermann Rodolfo Tormin	State of Paraná (majoritary shareholder)
	Rogério Perna	State of Paraná (majoritary shareholder)
	Luiz Henrique Tessuti Dividino	State of Paraná (majoritary shareholder)
	Adriana Angela Antoniolli	Company employees¹
	Leila Abraham Loria	BNDESPar S.A
	Olga Stankevicius Colpo	BNDESPar S.A
	Sérgio Abu Jamra Misael	Common and Preferred (minority shareholders)
¹ According to State Law No 8,096/85, regulated by Decree No 6,383/85 and by State Law No 8,681/87.

The Fiscal Council, which is composed of five sitting members and five alternate members, is now composed as follows:

Mandate	Holder	Alternate	Indicated by
2017 - 2019	Mauro Ricardo Machado Costa	Roberto Brunner	State of Paraná (majoritary shareholder)
	Norberto Anacleto Ortigara	Osni Ristow	State of Paraná (majoritary shareholder)
	Nelson Leal Junior	Gilmar Mendes Lourenço	State of Paraná (majoritary shareholder)
	Roberto Lamb	Kurt Janos Toth	Common Shareholders (Minority)
	Letícia Pedercini Issa Maia	Alexandre Pedercini Issa	Preferred Shareholders (Minority)

New Chief Executive Officer of Copel Distribuição

Mr. Maximiliano Andres Orfali is the new CEO of Copel Distribuição. Mr. Max is a career employee of Copel, with an undergraduate degree in Electrical Engineering from the Federal University of Santa Catarina, an Executive MBA degree in Business Finance and Business Management (FGV), as well as a specialization degree in Electrical Energy Systems (UFSC) and Technical Management of Concessionaires (UFPR). With twenty-two years of career in the Company, he occupied several management positions at Copel Distribuição, as Department Manager of different areas (Operation, Maintenance, Measurement, Billing, Services and Commercial) and Head of Finance and Regulation, Operations Engineering and Maintenance, Commercial, and Implementation of Systems. He recently worked as Head of Business Management of the Subsidiary.

HPP Colíder

On February, 2017, the Energy Trading Chamber - CCEE (Câmara de Comercialização de Energia) announced the result of the processing of the new statements, backdating to 2016, for the Mechanism for the Compensation of Surplus and Deficits - MCSD of New Energy from July to December 2016. Copel GeT participated in the reduction offer of the Electric Power Trading Agreements in the Regulated Environment - CCEARs (Contratos de Comercialização de Energia no Ambiente Regulado) of the HPP Colíder, obtaining the reduction of the agreements in its entirety (average of 125 MW) from July 2016.

5
* Amounts subject to rounding.

It should be noted that due to the preliminary protection issued by the TRF of the 1st Region, in October 2015, Copel GeT was already relieved to deliver the energy of the CCEARs in that period.

The schedule of the Colíder HPP, which is being built in the Teles Pires river, in the state of Mato Grosso, was impacted by suppliers who failed to comply with the expected schedule for the delivery of equipment related to electromechanical assembly services. The first generating unit’s startup is scheduled for February 2018, while the third and final generating unit is scheduled to go into operation in July 2018.

Revised Assured Power

On May 4, 2017, Decree No. 178 of the Ministry of Mines and Energy was published, which disclosed the revised amounts of the Assured Power of Hydroelectric Power Plants - HPPs centrally dispatched in the National Interconnected System (SIN) obtained through the application of the methodology presented in the Report of the Ordinary Review of the Assured Power of the Electric Energy of HPPs, dated from April 25, 2017, prepared by the Working Group established by Decree MME No. 681, of December 30, 2014, composed of representatives of the Ministry of Mines and Energy, of the Electric Energy Research Center - CEPEL and of the Energy Research Company - EPE.

With this review, three Copel GeT’ power plants had the revised assured power, which resulted in an increase of 3.4 average MW, equivalent to 0.2% of the total of this subsidiary. The amounts of assured power of the plants will be valid as of January 1, 2018 and are detailed below.

Power Plants	Installed Capacity (MW)	Current Assured Power (Average MW)	Revised Assured Power¹ (Average MW)	Concession Expires
Hydroelectric Power Plants
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	603.3	09.17.2023
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	1,260.0	603.0	578.5	11.15.2029
HPP Gov. José Richa (Salto Caxias)	1,240.0	605.0	605.6	05.04.2030
TOTAL	4,176.0	1,784.0	1,787.4
¹ Valid from January 1, 2018.

The assured power of the other plants of the Company remain valid.

Dominó Holdings S.A.

On March 13, 2017, at the Extraordinary General Meeting, the shareholders of Dominó Holdings (49.0% Copel Comercialização SA) authorized the reduction of the Company's capital stock without the cancellation of shares, upon delivery of all 16,237,359 Common shares issued by Sanepar, owned by Dominó Holdings, in the proportion of its stake. As a result, Copel Comercialização became the direct owner of 7,956,306 common

6
* Amounts subject to rounding.

shares of Sanepar, valued by equity value of R$73.4 million, as shown in the table below.

Shareholder	Common	%	TOTAL	%
Copel Comercialização S.A.	7,956,306	4.7	7,956,306	1.6

As a result, Copel now has the following direct interest in Sanepar.

Shareholder	Common	%	Preferred	%	TOTAL	%	Financial Assets (R$ million)
Copel Holding S.A.	-	-	36,343,267	10.8	36,343,267	7.2	399.8
Copel Comercialização S.A	7,956,306	4.7	-	-	7,956,306	1.6	73.4
Total	7,956,306	4.7	36,343,267	10.8	44,299,573	8.8	473.2

7
* Amounts subject to rounding.

2. Financial Performance

The analyzes refer to the first quarter of 2017 compared to the same period of 2016.

2.1 Operating Revenues

Net operating revenue came to R$3,297.0 million, 7.0% up on 1Q17, chiefly due to (a) the 32.9% increase in the "use of the main distribution and transmission grid" line, composed by the TUSD and TUST revenues, mainly reflecting (i) the recognition of R$224.6 million arising from the remeasurement of transmission assets concerning the RBSE, (ii) the result of the 4th tariff review cycle of Copel Distribuição, (iii) the 3.5% growth in the grid market, and (iv) the expansion and updating of the transmission assets base of Copel GeT; and (b) the 6.2% growth in the "electricity sales to distributors", result of higher revenues in CCEE, due to the higher average GSF (107.0% in the 1Q17 over the 87.8% of the 1Q16) and the higher average spot price (PLD) in the period (R$155.37/MWh in the 1Q17 over the R$34.59/MWh of the 1Q16).

The variation in the operating revenue was negatively impacted by the 28.2% reduction in the "electricity sales to final customers" line, due to the 11.3% decrease in the captive market of Copel Distribuição and the 12.9% average reduction applied to the tariffs from June 24, 2016.

The following variations are also highlights:

(i) the 11.9% increase in “revenues from telecommunications”, due to the expansion of the service to new customers; (ii) the 35.0% increase in “other operating revenues”, mainly due to fines paid by captive consumers who migrated to the free market, revenues from leases and rentals, and provision of maintenance and operation services; (iii) a negative result of R$148.0 million in sectorial financial assets and liabilities, resulting from the lower purchase cost of Itaipu's electric energy, due negative dollar exchange variation when compared to the previous tariff readjustment, and to the receipt of a higher amount of the recoverable portion of the charges of the sector within the current tariff; and (iv) decrease of 4.5% in “distribution of piped gas”, reflecting the reduction in consumption of natural gas, mainly in the industrial and cogeneration sector, partially offset by the reajustment in gas prices.

8
* Amounts subject to rounding.

				R$ '000
Income Statement	1Q17 (1)	4Q16 (2)	1Q16 (3)	Var.% (1/3)
Electricity sales to final customers	1,133,537	1,100,531	1,579,314	(28.2)
Electricity sales to distributors	724,199	681,108	682,006	6.2
Use of the main distribution and transmission grid	1,135,544	827,635	854,217	32.9
Construction revenue	219,406	344,977	271,153	(19.1)
Fair value of assets from the indemnity for the concession	6,329	132,741	9,026	(29.9)
Revenues from telecommunications	69,912	74,232	62,497	11.9
Distribution of piped gas	117,627	102,882	123,192	(4.5)
Result of sectorial financial assets and liabilities	(147,977)	110,470	(527,202)	(71.9)
Other operating revenues	38,434	51,787	28,461	35.0
Net Operating Revenue	3,297,011	3,426,363	3,082,664	7.0

2.2 Operating Costs and Expenses

In 1Q17, operating costs and expenses totaled R$2,507.7 million, 9.5% down, reflecting the (a) reduction of 10.3% in "electricity purchased for resale", mainly due Itaipu, due to the lower dollar exchange in the period (R$3.15/US$1.00 in the 1Q17 versus R$3.90/US$1.00 in the 1Q16), partially offset by the readjustment applied to the power transfer rate of the plant, which was of US$28.73/KW in 2017 over the US$25.78/KW in 2016; (b) the reduction of 36.1% in "charges of the main distribution and transmission grid" due to the lower costs with system service charges (ESS), given the lower thermal dispatch outside the merit order; and (c) a 28.2% decrease in "natural gas and supplies for the gas business" costs, due to the non-activation of TTP Araucária (over a generation of 78 GWh in the 1Q16).

				R$'000
Electricity Purchased for Resale	1Q17 (1)	4Q16 (2)	1Q16 (3)	Var.% (1/3)
CCEAR (Auction)	720,883	849,717	812,470	(11.3)
Itaipu Binacional	264,595	251,131	301,584	(12.3)
CCEE	125,846	188,534	133,063	(5.4)
Proinfa	54,338	60,536	60,573	(10.3)
Bilateral	9,148	6,315	4,217	116.9
(-) PIS/Pasep and Cofins	(98,301)	(98,006)	(112,036)	(12.3)
TOTAL	1,076,509	1,258,227	1,199,871	(10.3)

				R$000
Charges of the main distribution and transmission grid	1Q17 (1)	4Q16 (2)	1Q16 (3)	Var.% (1/3)
System usage charges	141,237	156,543	150,729	(6.3)
Itaipu transportation charges	24,598	23,777	23,731	3.7
Charge reserve energy - EER	-	-	17,686	-
System Service Charges - ESS	20,907	25,499	93,417	(77.6)
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(17,731)	(21,130)	(20,882)	(15.1)
TOTAL	169,011	184,689	264,681	(36.1)

9
* Amounts subject to rounding.

The reduction in operating costs and expenses was partially offset by the 11.3% growth in the "personnel and management" line, mainly reflecting the salary adjustment applied from October 2016 and the recognition of an additional cost of R$55.0 million in the construction cost line, mainly due to the increase in capex and higher expropriation costs related to the Araraquara II - Taubaté transmission line.

The following are also noteworthy:

(i) recording R$98.7 million in "provisions and reversals", of which R$30.0 million refers to impairment of the assets of the Cutia Wind Complex, R$26.3 million to net provisions with labor lawsuits, R$24.7 million to allowance for doubtful accounts (PECLD), R$15.8 million to net provisions for civil and administrative lawsuits, and R$1.9 million to losses of tax credits, regulatory lawsuits, passage, environmental and expropriation easement; (ii) a 14.1% decrease in "other costs and expenses", mainly due to the reduction of R$18.3 million in costs related to financial compensation for the use of water resources, reflecting the lower generation of hydraulic energy in the period (6,181 GWh in 1Q17 versus 7,471 GWh in 1Q16); and (iii) a 7.2% decrease in "third-party services" due to lower expenses with maintenance of the electric system and authorized and accredited agents;

				R$ '000
Operating Costs and Expenses	1Q17 (1)	4Q16 (2)	1Q16 (3)	Var.% (1/3)
Electricity purchased for resale	1,076,509	1,258,227	1,199,871	(10.3)
Charge of the main distribution and transmission grid	169,011	184,689	264,681	(36.1)
Personnel and management	306,098	457,905	275,131	11.3
Pension and healthcare plans	59,138	67,404	63,508	(6.9)
Materials and supplies	19,371	18,365	23,315	(16.9)
Materials and supplies for power eletricity	5,061	8,775	10,494	(51.8)
Natural gas and supplies for the gas business	82,339	61,177	114,651	(28.2)
Third-party services	120,910	147,936	130,290	(7.2)
Depreciation and amortization	183,078	176,188	179,036	2.3
Provisions and reversals	98,699	603,729	121,061	(18.5)
Construction cost	274,729	353,720	258,865	6.1
Other cost and expenses	112,778	58,008	131,320	(14.1)
TOTAL	2,507,721	3,396,123	2,772,223	(9.5)

10
* Amounts subject to rounding.

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and is presented in the table below.

				'000
Company	1Q17 (1)	4Q16 (2)	1Q16 (3)	Var. % (1/3)
Joint Ventures	28,839	36,614	31,608	(8.8)
Dominó Holdings S.A.	(629)	10,508	8,692	-
Voltalia São Miguel do Gostoso I Participações S.A.	360	1,171	579	(37.8)
Paraná Gás Exploração e Produção S.A.	(19)	(32)	(21)	(9.5)
Costa Oeste Transmissora de Energia S.A.	1,081	493	1,913	(43.5)
Marumbi Transmissora de Energia S.A.	2,686	(433)	4,632	(42.0)
Transmissora Sul Brasileira de Energia S.A.	688	530	(110)	-
Caiuá Transmissora de Energia S.A.	1,507	(6)	621	142.7
Integração Maranhense Transmissora de Energia S.A.	3,200	461	291	999.7
Matrinchã Transmissora de Energia (TP NORTE) S.A.	5,922	9,496	10,416	(43.1)
Guaraciaba Transmissora de Energia (TP SUL) S.A.	8,320	6,675	2,935	183.5
Paranaíba Transmissora de Energia S.A.	3,977	4,052	2,719	46.3
Mata de Santa Genebra Transmissão S.A.	3,065	1,610	(2,534)	-
Cantareira Transmissora de Energia S.A.	(1,319)	2,089	1,475	-
Associates	4,874	11,213	16,286	(70.1)
Cia. de Saneamento do Paraná - Sanepar¹	-	6,600	11,111	-
Dona Francisca Energética S.A.	2,168	1,876	2,656	(18.4)
Foz do Chopim Energética Ltda.	2,683	2,200	2,799	(4.1)
Others²	23	537	(280)	-
TOTAL	33,713	47,827	47,894	(29.6)
¹ Equity accounting was accounted up until 11.30.2016.
² Includes Carbocampel S.A., Copel Amec S/C Ltda, Escoelectric Ltda e Dois Saltos Ltda.

Due to the conversion of common shares into preferred shares issued by Sanepar and held by Dominó Holdings, the Shareholders' Agreement, signed between the state of Paraná and Dominó Holdings, was automatically terminated. As a result, Copel no longer classifies its investment in Sanepar as an affiliate, but as a financial asset available for sale. Accordingly, it stopped being recorded under the equity method and is now recorded at fair value. More details in the item 3.1.

11
* Amounts subject to rounding.

2.4 EBITDA

In the 1Q17, earnings before interest, taxes, depreciation and amortization reached R$1,006.1 million, an increase of 87.2% over the R$537.3 million recorded in the 1Q16, mainly reflecting the re-measurement of the cash flow of the transmission assets related to the RBSE, and the result of the 4th Tariff Review Cycle of Copel Distribuição valid as of June 24, 2016.

Excluding the non-recurring effects of the period, adjusted EBITDA would have been R$811.5 million in 1Q17, 51% higher the same period in 2016. The following table shows the items considered in the calculation of adjusted EBITDA.

			R$ million
Adjusted EBITDA	1Q17 (1)	1Q16 (2)	Var.% (1/2)
EBITDA	1,006.1	537.4	87.2
(-)/+ Impairment Testing - Wind Farms	30.0	-	-
(+/-) Remeasurement of financial assets RBSE	(224.6)	-	-
Adjusted EBITDA	811.5	537.4	51.0

2.5 Financial Result

In the 1Q17, the financial income totaled R$163.6 million over the R$204.9 million in the 1Q16, mainly reflecting the lower income from financial investments, resulting from the drop in the Selic rate (average of 12.7% in the 1Q17 vs. 14.15% in the 1Q16), the lower income and monetary variation on CRC transferred, due to the lower IGP-DI in the period (0.73% in the 1Q17 vs. 2.97% in the 1Q16), and the lower balance related to interest rate on bills paid in arrears on energy bills.

The financial expenses recorded in the 1Q17 totaled R$319.6 million, a balance 14.0% lower than the one recorded in the 1Q16, mostly due the lower exchange variation on the purchase of electricity from Itaipu and the higher balance of financing and debentures, partially offset by the drop in interest and the dollar exchange rate.

12
* Amounts subject to rounding.

The following table shows these changes and the financial result.

				R$'000
	1Q17 (1)	4Q16 (2)	1Q16 (3)	Var.% (1/3)
Financial Revenues	163,587	72,356	204,943	(20.2)
Income and monetary variation on CRC transfer	32,197	46,117	57,468	(44.0)
Income from investments held for trading	35,051	35,524	41,945	(16.4)
Monetary restatement on indemnifiable assets - concession	-	(129,311)	-	-
Late fees on electricity bills	48,062	43,698	58,604	(18.0)
Income from financial investments available for sale	3,160	3,200	3,099	2.0
Monetary restatement and adjustment to present value of accounts payable related to concession	-	1	841	-
Income from sectorial assets and liabilities	11,509	1	16,903	(31.9)
Exchange variation About Purchase Itaipu Electric Power	8,748	2,999	17,305	(49.4)
Escrow deposits monetary variation	7,300	99,823	-	-
Other financial revenues	17,560	(29,696)	8,778	100.0
Financial Expenses	(319,608)	(395,515)	(371,830)	(14.0)
Monetary variation, foreign exchange and debt service charges	(272,086)	(287,223)	(239,673)	13.5
Monetary variation and adjustment to present value of accounts payable related to concession	(18,361)	(16,846)	(35,735)	(48.6)
Exchange variation About Purchase Itaipu Electric Power	-	(8,889)	(10,533)	-
Pis/ Pasep and Cofins taxes over interest on equity	-	(40,607)	(3,043)	-
Income from sectorial assets and liabilities	-	4,257	(1,648)	-
Monetary and exchange variation	-	(54,753)	-	-
Interest on R&D and PEE	(10,592)	(10,813)	(9,602)	10.3
Accounts receivable tied to the concession fair value's update	(5,779)	-	-	-
Other financial expenses	(12,790)	19,359	(71,596)	(82.1)
Financial income (expenses)	(156,021)	(323,159)	(166,887)	(6.5)

2.6 Consolidated Net Income

In 1Q17, Copel recorded net income of R$417.3 million, 206.6% higher than the R$136.1 million registered in the same period of 2016.

13
* Amounts subject to rounding.

2.7 Consolidated Income Statement

				R$'000
Income Statement	1Q17 (1)	4Q16 (2)	1Q16 (3)	Var.% (1/3)
OPERATING REVENUES	3,297,011	3,426,363	3,082,664	7.0
Electricity sales to final customers	1,133,537	1,100,531	1,579,314	(28.2)
Electricity sales to distributors	724,199	681,108	682,006	6.2
Use of the main distribution and transmission grid	1,135,544	827,635	854,217	32.9
Construction revenue	219,406	344,977	271,153	(19.1)
Fair value of assets from the indemnity for the concession	6,329	132,741	9,026	(29.9)
Revenues from telecommunications	69,912	74,232	62,497	11.9
Distribution of piped gas	117,627	102,882	123,192	(4.5)
Result of Sectorial financial assets and liabilities	(147,977)	110,470	(527,202)	(71.9)
Other operating revenues	38,434	51,787	28,461	35.0
OPERATING COSTS AND EXPENSES	(2,507,721)	(3,396,123)	(2,772,223)	(9.5)
Electricity purchased for resale	(1,076,509)	(1,258,227)	(1,199,871)	(10.3)
Charge of the main distribution and transmission grid	(169,011)	(184,689)	(264,681)	(36.1)
Personnel and management	(306,098)	(457,905)	(275,131)	11.3
Pension and healthcare plans	(59,138)	(67,404)	(63,508)	(6.9)
Materials and supplies	(19,371)	(18,365)	(23,315)	(16.9)
Materials and supplies for power eletricity	(5,061)	(8,775)	(10,494)	(51.8)
Natural gas and supplies for the gas business	(82,339)	(61,177)	(114,651)	(28.2)
Third-party services	(120,910)	(147,936)	(130,290)	(7.2)
Depreciation and amortization	(183,078)	(176,188)	(179,036)	2.3
Provisions and reversals	(98,699)	(603,729)	(121,061)	(18.5)
Construction cost	(274,729)	(353,720)	(258,865)	6.1
Other cost and expenses	(112,778)	(58,008)	(131,320)	(14.1)
EQUITY IN EARNINGS OF SUBSIDIARIES	33,713	47,827	47,894	(29.6)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	823,003	78,067	358,335	129.7
FINANCIAL RESULTS	(156,021)	(323,159)	(166,887)	(6.5)
Financial income	163,587	72,356	204,943	(20.2)
Financial expenses	(319,608)	(395,515)	(371,830)	(14.0)
OPERATIONAL EXPENSES/ INCOME	666,982	(245,092)	191,448	248.4
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(249,712)	135,269	(55,359)	351.1
Income tax and social contribution on profit	(193,112)	50,315	(353,151)	(45.3)
Deferred income tax and social contribution on profit	(56,600)	84,954	297,792	-
NET INCOME (LOSS)	417,270	(109,823)	136,089	206.6
Attributed to controlling shareholders	410,342	(80,699)	133,506	207.4
Attributed to non-controlling interest	6,928	(29,124)	2,583	168.2
EBITDA	1,006,081	254,255	537,371	87.2

14
* Amounts subject to rounding.

3. Main Account and Changes Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2016 are described below. Additional information can be found in the Notes to our Quarterly Financial Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On March 31, 2017, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$1,400.5 million, 5.3% lower than the R$1,479.6 million recorded on March 2016. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of the period variation in the Interbank Deposit Certificate (CDI) rate.

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025.

In accordance with the request by the State of Paraná, approved by the Company's Board of Directors subject to the consent of the Department of the Treasury, the Novation of the CRC Adjustment Agreement is underway, which grants, in the period from April to December 2016, a total grace period for payments and, from January to December 2017, only of the main amount, without any real loss of the total amount of the agreement, maintaining its net present value. The other clauses in the agreement will remain unchanged. The current balance of the CRC is R $ 1,524.5 million.

Other temporary investments

The Shareholders' Agreement, signed between the state of Paraná and Dominó Holdings, was terminated, removing from Dominó Holdings the significant influence over its investment in Sanepar. This occurred due to the conversion of common shares into preferred shares issued by Sanepar and held by Dominó Holdings. Given this fact, the investment of Sanepar which ceased to be classified as an affiliate and is now considered a financial asset available for sale.

With the termination of this agreement, Copel also no longer classifies its investment in Sanepar as an affiliate, but as a financial asset available for sale. On March 31, 2017, the balance of this account amounted to R$490.9 million, R$473.1 million of which is related to Copel’s investment in Sanepar.

15
* Amounts subject to rounding.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On March 31, 2017, the Company had a balance of R$442.1 million of sector financial liabilities. More detail in our Financial Statements (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission and distribution activities. The amounts refer to (a) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$592.5 million), (b) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs and/or APR until the expiration of the concession (R$2,038.7 million), (c) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other transmission facilities - RPC, as a result of the recognition of the effects of Ordinance 120 of the Ministry of Mines and Energy (R$1,411.6 million) and (d) the gas distribution concession agreement -Compagás (R$86.9 million). On March 31, 2016, the balance of this account stood at R$4,129.6 million. For further information, please refer to notes 10 of our Financial Statements.

Accounts Receivable related to the Concession Indemnification

This account refers to the residual value of the generation assets whose concession expired in 2015 (Rio dos Patos HPP, GPS HPP and Mourão I HPP). On March 31, 2016, the amount registered in this account was R$67.6 million. More details in Notes 11 to our Financial Statements.

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up 2.6% until March 31, 2017, due to equity in the earnings of subsidiaries and capital contributions recorded in the period. “Property, plant and equipment” increased 0.8%, due to the startup of new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” grew 0.4%, reflecting period investments in new assets.

* Amounts subject to rounding.

3.2 Balance Sheet – Assets

					R$'000
Assets	Mar-17 (1)	Dec-16 (2)	Mar-16 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	4,623,842	4,402,990	5,951,158	5.0	(22.3)
Cash and cash equivalents	945,591	982,073	1,160,439	(3.7)	(18.5)
Bonds and securities	254,813	302,398	334,090	(15.7)	(23.7)
Collaterals and escrow accounts	276	1,294	1,964	(78.7)	(85.9)
Customers	2,439,429	2,217,355	3,073,253	10.0	(20.6)
Dividends receivable	71,657	71,758	38,950	(0.1)	84.0
CRC transferred to the State of Paraná	40,993	-	114,281	-	(64.1)
Net sectorial financial assets	-	-	387,928	-	-
Account receivable related to concession	106,175	65,595	88,265	61.9	20.3
Other current receivables	319,648	306,933	366,028	4.1	(12.7)
Inventories	126,880	130,637	141,251	(2.9)	(10.2)
Income tax and social contribution	177,745	188,952	82,521	(5.9)	115.4
Other current recoverable taxes	73,127	67,931	72,862	7.6	0.4
Prepaid expenses	37,444	39,096	43,590	(4.2)	(14.1)
Related parties	30,064	28,968	45,736	3.8	(34.3)
NON-CURRENT	26,456,494	26,031,219	23,232,784	1.6	13.9
Long Term Assets	8,568,555	8,302,154	5,897,858	3.2	45.3
Bonds and securities	200,075	195,096	171,133	2.6	16.9
Other temporary investments	490,861	408,297	-	20.2	-
Collaterals and escrow accounts	70,948	73,074	81,706	(2.9)	(13.2)
Customers	278,413	270,786	75,595	2.8	268.3
Net sectoral financial assets	1,483,507	1,522,735	1,277,004	(2.6)	16.2
CRC transferred to the State of Paraná	613,122	657,603	763,899	(6.8)	(19.7)
Account receivable related to concession	4,023,460	3,748,335	1,975,688	7.3	103.6
Accounts receivable related to the concession compensation	67,633	67,401	219,556	0.3	(69.2)
Other non-current receivables	89,640	73,551	36,462	21.9	145.8
Income tax and social contribution	155,775	169,967	156,515	(8.3)	(0.5)
Deferred income tax and social contribution	798,643	803,477	835,252	(0.6)	(4.4)
Other non-current recoverable taxes	117,038	131,108	115,854	(10.7)	1.0
Prepaid expenses	24,299	25,583	21,628	(5.0)	12.3
Related parties	155,141	155,141	167,566	-	(7.4)
Investments	2,395,731	2,334,950	2,320,878	2.6	3.2
Property, plant and equipment, net	9,003,701	8,934,303	8,803,555	0.8	2.3
Intangible assets	6,488,507	6,459,812	6,210,493	0.4	4.5
TOTAL	31,080,336	30,434,209	29,183,942	2.1	6.5

* Amounts subject to rounding.

3.3 Debt

Gross Debt

Copel’s consolidated debt totaled R$8,917.7 million on March 31, 2017, 0.9% higher than the R$8,837.1 million recorded in 1Q16.

On March 31, 2017, Copel’s gross debt represented 57.3% of consolidated shareholders’ equity, which at the end of the period was R$15,429.3 million, equivalent to R$56.89 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

				R$'000
			Total	composition
				%
	Domestic Currency	Eletrobras - COPEL	45,718	0.5
		FINEP	20,666	0.2
		BNDES	1,661,797	18.6
		Banco do Brasil S/A and other	1,572,032	17.6
		Debentures and Promissory Notes	5,532,135	62.0
		Total	8,832,348	99.0
	Foreign Currency	National Treasury	85,329	1.0
		Total	85,329	1.0
TOTAL			8,917,677	100.0

Loans, financing and debentures maturities are presented below:

								R$'000
	Short Term apr/17 - mar/18	Long Term						Total
		apr/18 - dec/18	2019	2020	2021	2022	From 2023
Domestic Currency	2,745,989	2,148,452	1,742,520	557,862	181,360	204,642	1,251,523	8,832,348
Foreign Currency	1,710	-	-	-	-	-	83,619	85,329
TOTAL	2,747,699	2,148,452	1,742,520	557,862	181,360	204,642	1,335,142	8,917,677

Endorsements and Guarantees

At the end of March 2017, the Company had R$1,509.8 million in guarantees and endorsements, as shown below.

					R$'000
Guarantees and Endorsements¹	Mar-17 (1)	Dec-16 (2)	Mar-16 (3)	Var.% (1/2)	Var.% (1/3)
Transmissora Sul Brasileira de Energia S.A.	65,769	66,802	67,714	(1.5)	(2.9)
Caiuá Transmissora de Energia S.A.	37,464	38,230	40,497	(2.0)	(7.5)
Integração Maranhense Transmissora de Energia S.A.	61,755	63,171	66,939	(2.2)	(7.7)
Matrinchã Transmissora de Energia (TP NORTE) S.A.	389,230	392,164	317,445	(0.7)	22.6
Guaraciaba Transmissora de Energia (TP SUL) S.A.	190,064	190,343	204,368	(0.1)	(7.0)
Costa Oeste Transmissora de Energia S.A.	15,246	15,573	16,677	(2.1)	(8.6)
Mata de Santa Genebra Transmissão S.A.	254,979	244,998	238,522	4.1	6.9
Paranaíba Transmissora de Energia S.A.	174,557	148,872	143,198	17.3	21.9
Marumbi Transmissora de Energia S.A.	37,815	38,689	41,002	(2.3)	(7.8)
Cantareira Transmissora de Energia S.A.	141,958	32,192	-	341.0	-
Voltalia São Miguel do Gostoso I Participações S.A.	140,962	142,030	134,217	(0.8)	5.0
TOTAL	1,509,799	1,373,064	1,270,579	10.0	18.8
¹ Adjusted for Copel’s stake.

* Amounts subject to rounding.

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

						R$'000
	2012	2013	2014	2015	2016	1Q17
Net Debt Total¹	1,014,402	2,497,172	5,446,685	6,977,022	8,656,231	8,955,773
¹ Considers Garantees, endorsements and escrow accounts.

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

						R$'000
	GeT	DIS	Telecom	Holding	Other	Total
Total debt	4,148,213	1,838,643	200,111	2,026,165	704,545	8,917,677
Endorsements and Guarantees	99,219	-	-	1,410,580	-	1,509,799
Availability	162,783	522,060	16,273	17,040	753,547	1,471,703
Net debt	4,084,649	1,316,583	183,838	3,419,705	(49,002)	8,955,773

* Amounts subject to rounding.

Accounts Payables related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

					R$'000
Mauá	Colíder	Baixo Iguaçu	SHP¹	Elejor	Total
16,326	22,958	6,483	1,614	520,234	567,615
¹Relative to SPP Cavernoso, Apucaraninha, Chaminé and Derivação do Rio Jordão.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

					R$ '000
Probable Losses - Consolidated	Mar-17 (1)	Dec-16 (2)	Mar-16 (3)	Var % (1/2)	Var % (1/3)
Tax	151,358	204,882	328,972	(26.1)	(54.0)
Labor suits	465,057	458,901	485,297	1.3	(4.2)
Employees and Benefits	44,626	42,366	80,116	5.3	(44.3)
Civil	499,859	465,804	616,337	7.3	(18.9)
Civil and administrative claims	304,871	295,484	328,700	3.2	(7.2)
Easements	103,716	99,380	68,851	4.4	50.6
Condemnations and property	84,970	65,712	205,197	29.3	(58.6)
Customers	6,302	5,228	13,589	20.5	(53.6)
Environmental claims	887	1,432	1,048	(38.1)	(15.4)
Regulatory	69,158	67,958	58,246	1.8	18.7
TOTAL	1,230,945	1,241,343	1,570,016	(0.8)	(21.6)

The lawsuits classified as possible losses, as estimated by the Company and its controlled companies at the 1Q17, totaled R$2,540.9 million, 0.8% lower than in December 2016 (R$2,559.9 million), distributed in lawsuits of the following natures: fiscal (R$ 788.0 million), regulatory (R$787.0 million), civil (R$591.7 million), labor (R$351.2 million) and employee benefits (R$22.1million).

* Amounts subject to rounding.

3.4 Balance Sheet – Liabilities

					R$'000
Liabilities	Mar-17 (1)	Dec-16 (2)	Mar-16 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	5,807,153	5,656,036	4,848,541	2.7	19.8
Payroll, social charges and accruals	298,165	287,797	258,919	3.6	15.2
Suppliers	1,143,603	1,255,639	1,536,069	(8.9)	(25.6)
Income tax and social contribution payable	102,803	41,454	214,542	148.0	(52.1)
Other taxes due	261,289	294,994	239,854	(11.4)	8.9
Loans, financing and debentures	2,747,699	2,601,940	1,405,090	5.6	95.6
Minimum compulsory dividend payable	274,549	266,831	333,848	2.9	(17.8)
Post employment benefits	47,672	47,894	43,327	(0.5)	10.0
Customer charges due	131,660	141,712	199,360	(7.1)	(34.0)
Research and development and energy efficiency	229,218	231,513	158,958	(1.0)	44.2
Accounts Payable related to concession	63,297	66,210	269,319	(4.4)	(76.5)
Net sectorial financial liabilities	275,238	155,261	42,662	77.3	545.2
Other accounts payable	231,960	264,791	146,593	(12.4)	58.2
NON-CURRENT	9,705,446	9,622,727	9,625,247	0.9	0.8
Suppliers	52,127	36,711	5,923	42.0	780.1
Deferred income tax and social contribution	233,325	178,430	-	30.8	-
Other taxes due	298,551	303,146	248,819	(1.5)	20.0
Loans, financing and debentures	6,169,978	6,235,162	6,414,703	(1.0)	(3.8)
Post employment benefits	733,985	721,971	572,770	1.7	28.1
Research and development and energy efficiency	276,920	252,376	256,989	9.7	7.8
Accounts Payable related to concession	504,318	499,332	487,804	1.0	3.4
Net sectorial financial liabilities	166,858	123,731	36,795	34.9	353.5
Other accounts payable	38,439	30,525	31,428	25.9	22.3
Tax, social security, labor and civil provisions	1,230,945	1,241,343	1,570,016	(0.8)	(21.6)
EQUITY	15,567,737	15,155,446	14,710,154	2.7	5.8
Attributed to controlling shareholders	15,280,581	14,864,165	14,378,163	2.8	6.3
Share capital	7,910,000	7,910,000	6,910,000	-	14.5
Equity valuation adjustments	986,031	998,466	1,156,865	(1.2)	(14.8)
Legal reserves	792,716	792,716	744,784	-	6.4
Retained earnings	5,162,983	5,162,983	5,413,571	-	(4.6)
Accrued earnings	428,851	-	152,943	-	180.4
Attributable to non-controlling interest	287,156	291,281	331,991	(1.4)	(13.5)
TOTAL	31,080,336	30,434,209	29,183,942	2.1	6.5

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

In the 1Q17, Copel GeT's operating income increased 42.8% to R$1,073.5 million and mainly reflects the recognition of R$224.6 million in the revenue "use of the main transmission grid (TUST)" as a result of Aneel's approval of the amount corresponding to the portion of the not-amortized reversible assets related to the RBSE (as described in item 2.1) and the 28.7% growth in "electricity sales to distributors" due to the higher GSF

* Amounts subject to rounding.

that resulted in secondary energy in the 1Q17 (average GSF of 107.0% in the 1Q17 vs. 87.8% in the 1Q16) and the higher average spot price (PLD) in the period (R$155.37/MWh in the 1Q17 vs. R$34.59/MWh in the 1Q16). Operating costs and expenses reached R$433.2 million, 10.9% higher than the R$390.8 million reported in the 1Q16, and mainly resulting from (a) the increase in construction costs, mainly due to recognition of R$50.0 million in losses related to the Araraquara II - Taubaté Transmission Line; (b) the 14.3% increase in the "charge of the main transmission grid" due to the start-up of new transmission assets and the RAP adjustment applied in July 2016; and (c) the 11.6% increase in personnel and administrative costs, resulting from the adjustment applied to salaries as of October 2016. These increases were partially offset by the 31.8% decrease in "other costs and expenses", reflecting the reduction of R$18.3 million in costs with financial compensation for the use of water resources, reflecting the lower generation of hydraulic energy in the period (6,168 GWh in the 1Q17 vs. 7,460 GWh in the 1Q16).

The equity result was positive, reaching R$4.3 million, 79.0% lower than the 1Q16. This result was impacted, in particular, by the negative result of R$24.0 million of the UEG Araucária and by the impairment of R$30.0 million from the Cutia Wind Complex.

In 1Q17, Copel GeT posted net income of R$343.0 million and EBITDA of R$713.9 million.

Main Indicators	1Q17 (1)	4Q16 (2)	1Q16 (3)	Var.% (1/3)
Net Operating Revenue (R$ million)	1,073.5	876.1	751.7	42.8
Operating Costs and Expenses (R$ million)	(433.2)	(593.4)	(390.8)	10.9
Operating Income (R$ million)	514.9	(189.1)	238.0	116.4
Net Income (R$ million)	343.0	(144.2)	165.2	107.6
EBITDA (R$ million)	713.9	(18.4)	455.6	56.7
Operating Margin	48.0%	-21.6%	31.7%	51.5
Net Margin	31.9%	-16.5%	22.0%	45.4
EBITDA Margin	66.5%	-2.1%	60.6%	9.7
Investment Program (R$ million)	273.0	297.4	609.3	(55.2)

Copel GeT’s - Adjusted EBITDA

Excluding non-recurring effects of the period, EBITDA Copel GeT would be R$519.3 million, 14.0% higher than recorded in same period in 2016.

			R$ million
Adjusted EBITDA	1Q17 (1)	1Q16 (2)	Var.% (1/2)
EBITDA	713.9	455.6	56.7
(-)/+ Impairment Testing - Wind Farms	30.0	-	-
(+/-) Remeasurement of financial assets RBSE	(224.6)	-	-
Adjusted EBITDA	519.3	455.6	14.0

* Amounts subject to rounding.

4.2 Copel Distribuição

In the first quarter of 2017, the operating revenue of Copel Distribuição decreased by 3.9%, reaching R$2,004.3 million. This result was mostly due to the 31.8% decrease in the electricity sales to final customers, from the 11.3% drop in Copel Distribuição's captive market in the 1Q17, together with the average 12.9% reduction in the applied to the tariff from June 24, 2016, and the 28.3% reduction in the electricity sales to distributors, from 22.2% drop in the volume of energy sold to the 3 concessionaires and 1 permissionary that are part of Copel Dis' portfolio.

These reductions were partially offset by the 7.7% increase in the use of the main distribution grid revenue, reflecting the result of the 4th tariff review cycle and the 3.5% growth in the grid market, and 29.4% in other operating revenues, mainly from higher revenues with fines paid by captive customers that migrated to the free market. It is also noteworthy the negative result of R$148.0 million in the result of sectorial financial assets and liabilities (already explained in item 2.1), when compared to the negative R$527.2 millions recorded in the 1Q16.

Operating costs and expenses decreased by 13.4%, to R$1,882.1 million in the 1Q17, mainly reflecting (a) the 10.7% decrease with electricity purchased for resale, mainly due to the (i) lower energy costs of Itaipu - from the lower dollar exchange rate in the period (R$3.15/US$1.00 in the 1Q17 vs. R$3.90/US$1.00 in the 1Q16), partially offset by the adjustment applied to the transferred tariff of the plant power (US$28.73/ KW in 2017 vs. US$25.78/KW in 2016) - and (ii) the termination of existing energy agreements; (b) the 49.0% reduction of the charges of the main distribution and transmission grid, due to lower costs of the system's service (ESS) from the lower thermal dispatch outside the merit order; and (c) the recording of R$58.7 million in provisions and reversals (vs. R$112.1 million in the 1Q16), being R$24.8 million related to allowance doubtful accounts (PECLD), R$22.0 million to labor lawsuits, and R$11.9 million to civil and administrative lawsuits.

The reduction in operating costs and expenses was partially offset by the 10.8% increase in personnel and management costs, reflecting the salary adjustments in October 2016, and the 20.9% increase in other costs and operating expenses, mainly due to the increase in expenses with the authorized agent and losses for the deactivation and sale of assets and rights, partially offset by the recovery of invoices.

The financial result at the end of the quarter was a positive of R$15.7 million, vs. the R$29.1 million of the 1Q16. As a result, Copel Distribuição recorded a net income of R$71.3 million and an EBITDA of R$193.2 million in the 1Q17.

* Amounts subject to rounding.

Main Indicators	1Q17 (1)	4Q16 (2)	1Q16 (3)	Var.% (1/3)
Net Operating Revenue (R$ million)	2,004.3	2,373.1	2,085.9	(3.9)
Operating Costs and Expenses (R$ million)	(1,882.1)	(2,215.9)	(2,172.2)	(13.4)
Operating Income (R$ million)	138.0	36.5	(56.9)	-
Net Income (R$ million)	71.3	70.7	(39.1)	-
EBITDA (R$ million)	193.2	226.2	(20.0)	-
Operating Margin	6.9%	1.5%	-	-
Net Margin	3.6%	3.0%	-	-
EBITDA Margin	9.6%	9.5%	-	-
Investment Program (R$ million)	134.3	224.4	157.6	(14.8)

4.3 Copel Telecomunicações

The operating revenue of Copel Telecomunicações reached R$87.7 million in the 1Q17, a 12.3% growth, and mainly reflects the expansion of the area of operation and the service to new customers. The operating costs and expenses increased 14.1%, reaching R$65.5 million. This increase was influenced by the increase of 45.9% in costs with third-party services, which are necessary for the expansion of the area of operation; 22.0% in personnel and management, as a result of the salary adjustment applied in October 2016, plus the 7.3% increase in the number of employees, and the provision of R$1.1 million for compensation with voluntary resignations and retirements. The net income for the period grew 3.1%, totaling R$11.5 million, whereas the EBITDA advanced 8.4%, resulting in R$31.5 million.

Main Indicators	1Q17 (1)	4Q16 (2)	1Q16 (3)	Var.% (1/3)
Net Operating Revenue (R$ million)	87.7	88.3	78.1	12.3
Operating Costs and Expenses (R$ million)	(65.5)	(72.9)	(57.4)	14.1
Operating Income (R$ million)	17.1	16.1	16.7	2.6
Net Income (R$ million)	11.5	19.7	11.2	3.1
EBITDA (R$ million)	31.5	24.5	29.0	8.4
Operating Margin	19.5%	18.3%	21.3%	(8.6)
Net Margin	13.1%	22.3%	14.3%	(8.2)
EBITDA Margin	35.9%	27.8%	37.2%	(3.5)
Investment Program (R$ million)	40.2	44.9	26.3	52.9

* Amounts subject to rounding.

4.5 Accounting Information

Accounting information concerning Copel’s interests in other companies in 1Q17 is shown in the following table:

				R$'000
Partnerships - Mar-17	Total Assets	Shareholders' Equity	Net Oper. Revenues	Net Income
Parent Company (Consolidated)
Companhia Paranaense de Gás - Compagás	528,178	311,425	123,704	11,797
Elejor - Centrais Elétricas do Rio Jordão S.A.	702,970	62,704	68,757	19,845
UEG Araucária Ltda	644,060	578,728	-	(24,035)
Jointly-controlled entities (Equity in earning)
Costa Oeste Transmissora de Energia S.A.	114,070	75,124	3,186	2,119
Caiuá Transmissora de Energia S.A.	255,727	125,643	5,122	3,076
Cantareira Transmissora S.A	697,946	327,622	149,240	(2,692)
Dominó Holdings S.A.	26,665	15,379	-	(1,284)
Guaraciaba Transmissora de Energia (TP Sul) S.A.	1,338,330	831,203	63,285	16,979
Integração Maranhense Transmissora de Energia S.A.	514,798	256,026	7,423	6,530
Marumbi Transmissora de Energia S.A.	188,232	121,955	5,508	3,357
Mata de Santa Genebra Transmissão S.A.	1,256,176	676,670	230,780	6,118
Matrinchã Transmissora de Energia (TP Norte) S.A.	2,651,897	1,628,554	94,745	12,085
Paranaíba Transmissora de Energia S.A.	1,455,277	625,600	51,743	16,228
Transmissora Sul Brasileira de Energia S.A.	694,870	350,285	14,444	3,441
Voltalia São Miguel do Gostoso I Participações S.A.	157,158	154,944	-	734
Associates (Equity in erarning)
Dona Francisca Energética S.A.	148,186	139,690	17,445	9,414
Foz do Chopim Energética Ltda	49,290	39,549	9,714	7,503
[1] This data was adjusted to Copel's practices.
² As of 4Q16, Sanepar was classified as Financial Assets.

* Amounts subject to rounding.

5. Investment Program

The following chart shows the investment program carried out in 1Q17:

R$ million
Subsidiary / SPC	Carried 1Q17	Scheduled[1] 2017
Copel Geração e Transmissão	273.0	597.5
HPP Colíder[2]	6.4	24.1
HPP Baixo Iguaçu[2]	47.7	47.7
TL Araraquara / Taubaté	77.2	137.9
TL Foz do Chopim - Realeza	2.5	9.5
TL Assis - Londrina	12.7	20.4
TL Curitiba Leste / Blumenau	3.4	32.1
Mata de Santa Genebra Transmissão[3]	103.7	101.1
Others	19.4	224.7
Copel Distribuição	134.3	629.6
Copel Telecomunicações	40.2	164.3
Copel Comercialização	-	0.2
Copel Renováveis	-	1.5
Holding	-	1.6
Cutia Wind Farm Complex	140.0	638.6
Other Invesment[4]	-	28.8
TOTAL	587.6	2,062.1
[1] Capital budget originally approved by the Board of Directors. These values do not consider appropriation due to own labor, interest and others.
[2] Planned CAPEX under review.
[3] Regarding the participation of Copel in Enterprises.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 5,336 GWh in the 1Q17, which represents a reduction of 11.3% in compared 1Q16. This decrease was influenced by the reduction in consumption of industrial and commercial classes, mainly due to the migration of customers to the free market throughout 2016. The following table shows captive market trends by consumption segment:

	Number of Customers			Energy sold (GWh)
	Mar-17	Mar-16	Var. %	1Q17	1Q16	Var. %
Residential	3,622,426	3,549,987	2.0	1,898	1,781	6.6
Industrial	79,083	87,461	(9.6)	897	1,607	(44.2)
Commercial	384,041	377,880	1.6	1,300	1,417	(8.2)
Rural	358,847	366,365	(2.1)	630	614	2.6
Other	57,456	57,023	0.8	611	597	2.3
Captive Market	4,501,853	4,438,716	1.4	5,336	6,016	(11.3)

* Amounts subject to rounding.

For more details visit the Notice to the Market - IR 11/17 (link).

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, presented an increase of 3.5% in 1Q17. The table below shows the behavior of the grid market in the 1Q17 versus 1Q16:

	Number of Customers / Agreements			Energy Sold (GWh)
	Mar-17	Mar-16	Var. %	1Q17	1Q16	Var. %
Captive Market	4,501,853	4,438,716	1.4	5,336	6,016	(11.3)
Concessionaries and Licensees	6	6	-	143	177	(19.2)
Free Customers ¹	805	157	412.7	1,959	991	97.7
Grid Market	4,502,664	4,438,879	1.4	7,438	7,184	3.5
¹ All free customers served by Copel GeT, Copel Comercialização and other suppliers at the Copel Distribuição concession area.

6.3 Electricity Sales

Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão and Copel Comercialização sales in the free market, fell by 5.6% in the 1Q17.

The table below breaks down energy sales by consumption segment:

Segment	Market	Energy Sold (GWh)
		1Q17	1Q16	Var. %
Residential		1,898	1,781	6.6
	Total	2,038	2,485	(18.0)
Industrial	Captive	897	1,607	(44.2)
	Free	1,141	878	30.0
	Total	1,336	1,419	(5.8)
Commercial	Captive	1,300	1,417	(8.3)
	Free	36.00	2	-
Rural		630	614	2.6
Other		611	597	2.3
Energy Supply		6,513	6,896	(5.6)

* Amounts subject to rounding.

6.4 Total Energy Sold

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão,the Wind Farm Complexes and Copel Comercialização, came to 10,348 GWh in 1Q17, representing a decrease of 6.8% in compared 1Q16.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

	Number of Customers / Agreements			Energy Sold (GWh)
	Mar-17	Mar-16	Var. %	1Q17	1Q16	Var. %
Copel DIS
Captive Market	4,501,853	4,438,716	1.4	5,336	6,016	(11.3)
Concessionaries and Licensees	4	4	-	126	162	(22.2)
CCEE (MCP)	-	-	-	591	358	65.1
Total Copel DIS	4,501,857	4,438,720	1.4	6,053	6,536	(7.4)
Copel GeT
CCEAR (Copel DIS)	1	1	-	23	41	(44.0)
CCEAR (other concessionaries)	28	39	(28.2)	212	1,002	(78.8)
Free Customers	51	24	112.5	1,080	880	22.7
Bilateral Agreements ¹	32	19	68.4	1,669	2,031	(17.8)
CCEE (MCP) ²	-	-	-	866	309	180.3
Total Copel GeT	112	83	34.9	3,850	4,263	(9.7)
Wind Farms Complex
CCEAR (other concessionaries)	112	112	-	207	209	(1.0)
CER	3	3	-	88	89	(1.1)
Total Wind Farm Complex	115	115	-	295	298	(1.0)
Copel Comercialização
Free Customers	43	-	-	98	-	-
Bilateral Agreements	12	-	-	52	-	-
Total Copel Comercialização	55	-	-	150	-	-
Total Copel Consolidated	4,502,139	4,438,918	1.4	10,348	11,097	(6.8)
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER:
Agreements Reserve Energy.

* Amounts subject to rounding.

6.5 Energy Flow

Energy Flow – Copel Dis

Energy Flow - Copel Dis	1Q17	1Q16	Var. %
Itaipu	1,465	1,482	(1.1)
CCEAR – Copel Geração e Transmissão	23	41	(43.9)
CCEAR – Other	3,003	3,397	(11.6)
CCEAR – Adjustment auction	-	-	-
CCEE (MCP)	-	-	-
Angra	252	255	(1.2)
CCGF	1,784	1,891	(5.7)
Proinfa	124	137	(9.5)
Elejor S.A	293	296	(1.0)
Available Power	6,944	7,499	(7.4)
Captive market	5,336	6,016	(11.3)
Concessionaries	126	162	(22.2)
CCEE (MCP)	591	358	65.1
Losses and differences	891	963	(7.5)
Basic network losses	124	151	(17.9)
Distribution losses	687	732	(6.1)
CG contract allocation	80	80	-

Energy Flow – Copel GeT

			GWh
Energy Flow - Copel GeT	1Q17	1Q16	Var. %
Own Generation	6,181	7,471	-17.3
Dona Francisca	35	35	0.0
Total Available Power	6,216	7,506	(17.2)
Bilateral Agreements	1,669	2,031	(17.8)
CCEAR – COPEL Distribuição	23	41	(43.9)
CCEAR – Other	212	1,002	(78.8)
Free Customers	1,080	880	22.7
CCEE (MCP)	866	309	180.3
MRE	2,212	3,056	(27.6)
Losses and differences	154	187	(17.6)

* Amounts subject to rounding.

Energy Flow – Wind Farms

			GWh
Energy Flow - São Bento Energia	1Q17	1Q16	Var. %
Own Generation	93	78	19.2
CCEE (MCP)	-	-	-
Total Available Power	93	78	19.2
CCEAR – Other	94	95	(1.1)
Losses and differences	(1)	(17)	(94.1)

			GWh
Energy Flow - Brisa Potiguar	1Q17	1Q16	Var. %
Own Generation	117	146	(19.9)
CCEE (MCP)	-	-	-
Total Available Power	117	146	(19.9)
CCEAR – Other	113	114	(0.9)
CER	88	89	(1.1)
Losses and differences	(84)	(57)	47.4

Energy Flow – Copel Comercialização

			GWh
Energy Flow - Copel Com	1Q17	1Q16	Var. %
Own Generation	150	-	-
Total Available Power	150	-	-
Free Customers	98	-	-
Bilateral Agreements	52	-	-

* Amounts subject to rounding.

Consolidated Energy Flow (1Q17)

GWh

Own Generation

6,391 47.3%

Purchased energy

7,129 52.7%

- CCEAR: 3,026
- Itaipu: 1,465
- Dona Francisca: 35
- CCEE (MCP): -
- Angra: 252
- CCGF: 1,784
- MRE: -
- Elejor: 293
- Proinfa: 124
- Others[1]: 150

Total Available Power

13,520

Captive Market

5,336 39.5%

Concessionaires

126 0.9%

Free Customers

1,178 8.7%

Supplied Energy

5,920 43.8%

- Bilateral Agreements: 1,721
- CCEAR: 442
- CER: 88
- CCEE (MCP): 1,457
- MRE: 2,212

Losses and Differences

960 7.1%

- Basic network losses: 193
- Distribution losses: 687
- CG Contracts: 80

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
Don't consider the energy produced by TPP Araucária which was sold in the short-term market (MCP).
[1]Other: Energy purchased by Copel Comercialização

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

						R$ / MWh
Tariff	Amount Average MW	Mar-17 (1)	Dec-16 (2)	Mar-16 (3)	Var. % (1/2)	Var. % (1/3)
Copel Geração e Transmissão	108	205.10	187.18	170.92	0.7	13.1
Auction CCEAR 2009 - 2016	-	-	178.38	163.88	0.7	8.9
Auction CCEAR 2011 - 2040 ( HPP Mauá)	101	203.89	203.71	187.22	1.3	9.0
Auction CCEAR 2013 - 2042 (Cavernoso II)	7	222.60	222.65	205.16	3.3	8.4
Auction - CCEAR 2015 - 2044 (UHE Colíder)	-	155.33	155.20	142.44	2.3	8.9
Copel Distribuição
Concession holders in the State of Paraná	75	213.69	215.32	282.51	(0.8)	(23.2)
Total / Tariff Weighted Average Supply	183	208.62	192.05	192.35	0.1	3.9
With PIS/COFINS. Net of ICMS.

Power Purchase Average Tariff – Copel Distribuição

* Amounts subject to rounding.

						R$ / MWh
Tariff*	Amount Average MW	Mar-17 (1)	Dec-16 (2)	Mar-16 (3)	Var. % (1/2)	Var. % (1/3)
Itaipu [1]	636.9	190.7	164.9	198.9	15.6	(4.1)
Auction – CCEAR 2010 – H30	75.9	210.7	210.0	190.8	0.3	10.4
Auction – CCEAR 2010 – T15 [2]	65.1	219.9	143.1	98.3	53.7	123.7
Auction – CCEAR 2011 – H30	62.5	217.6	217.7	199.0	(0.1)	9.3
Auction – CCEAR 2011 – T15 [2]	54.2	189.5	180.5	219.7	5.0	(13.7)
Auction – CCEAR 2012 – T15 [2]	115.4	236.8	233.9	193.6	1.3	22.4
Auction – CCEAR 2014 - 2019 ³	109.0	139.6	139.6	133.9	-	4.3
Auction – CCEAR 2014 - 2019 [4]	113.5	320.1	320.1	292.9	-	9.3
Auction 2014 - 36M	-	0.0	176.6	176.6	-	-
Auction 2016 - T20²	31.6	139.3	151.8	136.9	(8.3)	1.8
Angra	116.8	222.3	197.8	197.8	12.4	12.4
CCGF [5]	862.4	56.5	66.6	53.7	(15.2)	5.2
Santo Antônio	144.2	135.0	135.0	123.5	-	9.3
Jirau	239.9	118.7	118.7	108.6	-	9.3
Others Auctions [6]	405.0	174.3	213.1	190.3	(18.2)	(8.4)
Bilaterals	135.4	232.7	232.7	210.3	-	10.6
Total / Tariff Average Supply	3,167.8	152.67	156.88	152.05	(2.7)	0.4
[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
³ Energy Agreements.
[4] Capacity Agreements.
[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[6] Products average price.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011
Aneel approved on 03.28.2016.
With PIS/COFINS.

Sales to Final Customers Average Tariff Copel Distribuição – without ICMS

					R$ / MWh
Tariff¹	Mar-17 (1)	Dec-16 (2)	Mar-16 (3)	Var. % (1/2)	Var. % (1/3)

Industrial	385.31	373.80	419.54	3.1	(8.2)
Residential	421.44	421.43	492.27	0.0	(14.4)
Commercial	412.23	408.16	463.25	1.0	(11.0)
Rural	286.53	284.51	316.83	0.7	(9.6)
Other	310.59	308.18	357.98	0.8	(13.2)
Retail distribution average rate	384.19	380.27	433.82	1.0	(11.4)
¹ Does not consider tariff flags. Net of ICMS.

* Amounts subject to rounding.

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$7,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 25,813. In March 2017 the Company’s capital was as follows:

								Thousand shares
Shareholders	Common	%	Preferred "A"	%		Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-		-	-	-	85,029	31.0
BNDESPAR	38,299	26.4	-		-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-		-	-	-	1,531	0.6
Free Floating	19,874	13.7	77		23.4	100,964	78.7	120,915	44.2
B3	18,610	12.8	77		23.4	64,949	50.6	83,636	30.6
NYSE	1,264	0.9	-		-	35,932	28.0	37,196	13.6
LATIBEX	-	-	-		-	83	0.1	83	-
Other	298	0.2	252		76.6	49	-	599	0.2
TOTAL	145,031	100.0	329		100.0	128,295	100.0	273,655	100.0

* Amounts subject to rounding.

* Amounts subject to rounding.

7.2 Stock Performance

Stock Performance (Jan - Mar/17)		Common		Preferred "B"
		(CPLE3 / ELPVY)		(CPLE6 / ELP / XCOP)
		Total	Daily average	Total	Daily average
B3	Number of Trades	8,122	131	200,875	3,240
	Volume Traded	2,871,800	46,319	34,358,000	554,161
	Trading Value (R$ thousand)	71,330	1,150	1,181,178	19,051
	Presence in Trading Sessions	62	95%	62	95%
NYSE	Volume Traded	47,425	1,157	24,497,056	395,114
	Trading Value (US$ thousand)	357	9	253,556	4,090
	Presence in Trading Sessions	41	64%	62	97%
LATIBEX	Volume Traded	-	-	821,006	13,459
	Trading Value (Euro thousand)	-	-	411	7
	Presence in Trading Sessions	-	-	61	94%

From January to March 2017, Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 95% of the trading sessions of the B3 S.A. - Brasil, Bolsa, Balcão (B3). The free float accounted for 45.0% of the Company’s capital. At the end of March 2017, the market value of Copel considering the prices of all markets was R$7,963.0 million.

Out of the 58 stocks that make up the Ibovespa index, Copel’s class B preferred shares accounted for 0.3% of the portfolio, with a Beta index of 1.2. Copel also accounted for 7.0% of the B3’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 1.0%.

Copel’s common and class B preferred shares closed the period at R$25.88 and R$32.74, with a positive variation of 35.6% and 19.7% respectively. In the same period the B3 had positive change of 7.9%.

On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 97.0% of the trading sessions and closed the period at US$10.31, with a positive variation of 21.6%. Over this period, the Dow Jones Index positive by 4.6%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 94% of the trading sessions and closed the period at €9.65, with a positive variation of 19.4%. In the same period the Latibex All Shares index had positive growth of 9.9%. The table below summarizes Copel’s share prices in 1Q17.

* Amounts subject to rounding.

	Ticker / Index	Price / Points		Var. (%)
		03.31.2017	12.31.2016
B3	CPLE3	R$ 25.88	R$ 19.08	35.6
	CPLE6	R$ 32.74	R$ 27.36	19.7
	Ibovespa	64,984	60,227	7.9
NYSE	ELP	US$ 10.31	US$ 8.48	21.6
	Dow Jones	20,663	19,763	4.6
LATIBEX	XCOP	€ 9.65	€ 8.08	19.4
	Latibex	1,992	1,812	9.9

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

Type of Earning	Fiscal Year	Approved on	Paid on	Thousands of R$		R$ per Share
				(gross)	Common	Preferred "A"	Preferred "B"
Total	2011			421,091	1.46833	2.52507	1.61546
IOC¹	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	2012			268,554	0.93527	2.52507	1.02889
IOC¹	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	2013			560,537	1.95572	2.52507	2.15165
IOC¹	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends¹	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	2014			622,523	2.17236	2.52507	2.39000
IOC¹	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends¹	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
Dividends	2014	04/23/15	06/22/15	241,753	0.84351	1.06310	0.92803
Total	2015			326,795	1.13716	2.52507	1.25473
IOC	2015	04/28/16	06/15/16	198,000	0.68748	2.10511	0.76022
Dividends	2015	04/28/16	06/15/16	128,795	0.44968	0.41996	0.49451
Total	2016			506,213	1.76466	2.89050	1.94342
IOC	2016	04/28/17	until 06/30/2017	282,947	0.98539	2.89050	1.08410
Dividends	2016	04/28/17	until 12/31/2017	223,266	0.77927	-	0.85932
¹ In advance

* Amounts subject to rounding.

8. Operating Performance

8.1 Power Generation

Assets in Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced in 1Q17.

Power Plants	Installed	Assured Power	Generation	Concession
	Capacity (MW)	(Average MW)	(GWh)	Expires
Hydroelectric Power Plants	4,541.9	1,976.1	6,168.4
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	1,662.9	09.17.2023
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	1,260.0	603.0	2,047.8	11.15.2029
HPP Gov. José Richa (Salto Caxias)	1,240.0	605.0	1,877.3	05.04.2030
HPP Gov. Parigot de Souza(1)	78.0	32.7	127.4	01.05.2046
HPP Mauá (2)	185.2	100.8	303.9	07.02.2042
HPP Guaricana	36.0	16.1	54.3	08.16.2026
SHP Cavernoso II (3)	19.0	10.6	15.9	02.27.2046
HPP Chaminé	18.0	11.6	32.0	08.16.2026
HPP Apucaraninha	10.0	6.7	19.2	10.12.2025
HPP Derivação do Rio Jordão	6.5	5.9	12.7	11.15.2029
HPP Marumbi	4.8	2.4	5.3	(4)
HPP São Jorge	2.3	1.5	3.9	12.03.2024
HPP Chopim I	2.0	1.5	2.7	(5)
HPP Cavernoso	1.3	1.0	0.1	01.07.2031
SHP Melissa	1.0	0.6	1.5	(5)
SHP Salto do Vau	0.9	0.6	1.5	(5)
SHP Pitangui	0.9	0.1	0.2	(5)
Thermal Power Plant	20.0	10.3	12.2
TTP Figueira	20.0	10.3	12.2	03.26.2019
Wind Energy Plants	2.5	0.5	0.7
UEE Eólica de Palmas (6)	2.5	0.5	0.7	09.28.2029
TOTAL	4,564.4	1,986.9	6,181.3
(1) Proportional to 30% of the energy of the plant. The other 70% are allocated in the physical guarantee of quota system.
(2) Refered to COPEL's participation (51% of power plant capacity of 363 MW).
(3) Plant resumes commercial operation in June 2016.
(4) Submitted to ANEEL for ratification.
(5) Power plants with no concession agreement, only required to be registered at ANEEL.
(6) Average wind plant generation.

On March 24, 2017 Copel GeT filed an agreement with Aneel with its intention to extend the granting of the TPP Figueira, noting, however, that it will sign the necessary contracts and/or additives only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant.

* Amounts subject to rounding.

In addition, Copel GeT operates one plants under the quota system, as shown below:

Power Plants - Quota System	Installed Capacity (MW)	Assured Power (Average MW)	Service Provision Revenue² (jul.16 - jun.17) (R$ million)	Granting Fee (R$ million)	Concession Expires
HPP Gov. Pedro Viriato Parigot de Souza (GPS)¹	182.0	76.3	126.1	574.8	01.05.2046
HPP Rio dos Patos	1.7	1.0	-	-	-
TOTAL	183.7	77.3	126.1	574.8

(1) Proportional the energy allocated in the physical guarantee of quota system (70% of the energy of the plant). To that portion of energy, Copel GeT will not bear the hydrological risks or with the financial results of the MRE associated with the plant.
(2) Updated by Resolution nº 2,107, of July 19, 2016, of Aneel.

With respect to the Rio dos Patos facility, we are currently in charge of the facility on a temporary basis awaiting the decision of the MME on Aneel's recommendation for the extinction of the Rio dos Patos. The operation has been suspended since September 2014 as a result of a flood damage occured in July of that same year. The process will be done without the reversion of the assets of the company to the granting authority. With the extinction of Rio dos Patos, part of its structure will be reused during the construction of the Bela Vista SHP project, in which Copel will have a 36.0% interest.

In February 2017, Aneel recommended to the MME the shut down of the facility without reverting the assets to the granting authority. We are currently awaiting MME´s decision with respect to this facility.

Wind Farms Complex

Copel has 11 wind farms in commercial operation, which generated 210.3 GWh in 1Q17, as shown in the following chart:

Wind Farm	Auction ¹	Installed Capacity (MW)	Assured Power (Average MW)	Generation (GWh)	Price ²	Expiration of Authorization
São Bento Energia, Invest. e Part. S.A.		94.0	46.3	93.4	208.40
GE Boa Vista S.A.	2nd LFA (08.26.2010)	14.0	6.3	11.7	213.78	04.27.2046
GE Olho D’Água S.A.		30.0	15.3	32.7	207.55	05.31.2046
GE São Bento do Norte S.A.		30.0	14.6	30.4	207.55	05.18.2046
GE Farol S.A.		20.0	10.1	18.7	207.55	04.19.2046
Copel Brisa Potiguar S.A.		183.6	98.4	116.9	183.85
Nova Asa Branca I Energias Renováveis S.A.	2nd LFA (08.26.2010)	27.0	14.2	20.7	209.77	04.24.2046
Nova Asa Branca II Energias Renováveis S.A.		27.0	14.3	16.5	209.77	05.30.2046
Nova Asa Branca III Energias Renováveis S.A.		27.0	14.5	19.1	209.77	05.30.2046
Nova Eurus IV Energias Renováveis S.A.		27.0	14.7	17.1	209.77	04.26.2046
Santa Maria Energias Renováveis S.A.	4th LER (08.18.2011)	29.7	15.7	14.5	147.35	05.07.2047
Santa Helena Energias Renováveis S.A.		29.7	16.0	14.8	147.35	04.08.2047
Ventos de Santo Uriel S.A.		16.2	9.0	14.2	146.20	04.08.2047
Total		277.6	144.7	210.3	191.70
¹ LFA - Auction of Alternative Sources/ LER - Auction Reserve Energy.
² Price updated to March, 2017.

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.7 MW, 599.0 MW referred to Copel´s stake, as shown below:

* Amounts subject to rounding.

Company	Installed Capacity (MW)	Assured Power (Average MW)	Partners	PPA signed with	Concession Expires
TPP Araucária (UEG Araucária)	484.1	390.3	COPEL - 20% COPEL GeT - 60% Petrobras - 20%	¹	12.22.2029
HPP Santa Clara (Elejor)	120.2	69.6	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	05.28.2037
SHP Santa Clara I (Elejor)	3.6	2.8	COPEL - 70% Paineira Participações - 30%	Free customers	12.18.1932
HPP Fundão (Elejor)	120.2	65.8	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	05.28.2037
SHP Fundão I (Elejor)	2.5	2.1	COPEL - 70% Paineira Participações - 30%	Free customers	12.18.1932
HPP Dona Francisca (DFESA)	125.0	78.0	COPEL - 23.03% Gerdau - 51.82% Celesc - 23.03% Desenvix - 2.12%	COPEL GeT Gerdau Celesc Desenvix	08.27.2033
SHP Arturo Andreoli (Foz do Chopim)	29.1	20.4	COPEL - 35.77% Silea Participações - 64.23%	Free customers	04.23.2030

¹ Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind farm complex, in the State of Rio Grande do Norte. Whose energy was sold in the Fourth Reserve Energy Auction by under twenty-year contracts, with supply beginning in July, 2015.

Wind Farm	Installed Capacity¹ (MW)	Assured Power (Average MW)	Price²	Start up	Stake (%)	Wind farm location	Expiration of Authorization
Voltalia - São Miguel do Gostoso I Participações S.A. ³
Carnaúbas	27.0	13.1	142.92	Jul-15	49% COPEL 51% Voltalia	São Miguel do Gostoso (RN)	04.08.2047
Reduto	27.0	14.4					04.15.2047
Santo Cristo	27.0	15.3					04.17.2047
São João	27.0	14.3					03.25.2047
Total	108.0	57.1	142.92
¹ The capacity envisaged in the Auction was altered based on the characteristics of Acciona Windpower’s equipment, respecting the volume of energy sold.
² Price updated to March 2017.
³ Developments apt for commercial operations, waiting for completion of transmission of works.

The construction works of these wind farms were concluded in April 2015 and they have been prepared to operate since then. However, commercial operations will only begin after completion of the works in the transmission facilities (ICG Touros), under the responsibility of the transmission agent, which is scheduled for 2017.

* Amounts subject to rounding.

Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

Power Plants	Contract	Installed Capacity (MW)	Assured Power (Average MW)	Energy Sold in the (Average MW)	Supply Start	Price¹ (R$/MWh)	CAPEX² (R$ million)	Concession Expires
HPP Colíder 100% Copel GeT	01/2011 de 01.17.2011	300	177.9	125.0	01.01.2015	160.26	2,153.0	01.16.1946
HPP Baixo Iguaçu 30% Copel GeT 70% Geração Céu Azul S.A	02/2012 de 08.20.2012	350	171.3	121.0	01.01.2013	166.78	685.8	09.14.2049
Total³		650	349.2
¹ Adjusted by the IPCA up to March 2017. Font: CCEE.
² Adjusted for Copel's stake (considers own capital and third-party capital).
³ According to 2nd Amendment to the Concession Agreement, which including 756 days waiver of responsibility.

Colíder Hydroelectric Power Plant

In July 2010, Copel won the Aneel auction for the 35-year concession to build and operate the Colíder Hydroelectric Power Plant, in the Teles Pires river, in the state of Mato Grosso. The Colíder HPP will have an installed capacity of 300.0 MW and is located between the cities of Nova Canaã do Norte and Itaúba, with the cities of Colíder and Cláudia also being served by the future unit. The construction of the plant began in 2011 and around 93% of the works are complete. The dam is concluded and the spillway is being finalized. The manufacturing of equipment and electromechanical assemblies are underway, and Generating Unit 01 will reach its final assembly phase in 2017. In February 2016, we began building the 64-km transmission line, which will connect the plant to the Cláudia substation.

As a result of force majeure and government acts during the implementation of the Colíder HPP, Copel Geração e Transmissão requested with Aneel a waiver of responsibility, totaling 644 days, related to the delay in the plant’s startup, initially scheduled for December 30, 2014. Copel GeT honored the Colíder HPP’s CCEAR commitments, totaling 125 average-MW, using uncontracted energy surplus from its other plants.

In October 2015, the Regional Federal Appellate Court of the 1st Region granted Copel GeT a preliminary relief exempting it from fines, penalties, charges and other burdens until the waiver of responsibility request is settled with ANEEL. The request was denied in June 2016, so Copel GeT filed an administrative appeal at Aneel, requesting the reconsideration of the ruling.

In March 2017, Aneel denied Copel GeT's administrative appeal. However, considering the reasons that impacted the plant’s scheduled startup - force majeure and government acts during the implementation of the project - Copel will forward the matter to the Judiciary.

The first generating unit’s startup is scheduled for February 2018, while the third and final generating unit is scheduled to go into operation in July 2018.

* Amounts subject to rounding.

From a total assured power of 177.9 average-MW, established by MME (Ministry of Mines and Energy) Ordinance 258 of December 21, 2016, 125.0 average-MW are committed under a 30-year agreement, for the price of R$103.40/MWh, as of July 1, 2010 (annually adjusted by the IPCA consumer price index). The remaining 52.9 average-MW not sold under this agreement have not yet been contracted and are available for sale to large consumers in the free market.

On January 26, 2017, the Brazilian Energy Trading Chamber (CCEE) announced the results of the annual processing of the Compensation Mechanism of Surplus and Deficit (MCSD) of New Energy for the product from January 1 to December 31, 2017. Copel GeT participated in the reduction offer for the Colíder HPP’s Energy Commercialization Agreements in the Regulated Environment (CCEARs), obtaining a full reduction of the agreements (125 average-MW).

In addition, on February, 2017, the Energy Trading Chamber - CCEE (Câmara de Comercialização de Energia) announced the result of the processing of the new statements, backdating to 2016, for the Mechanism for the Compensation of Surplus and Deficits - MCSD of New Energy from July to December 2016. Copel GeT participated in the reduction offer of the Electric Power Trading Agreements in the Regulated Environment -CCEARs (Contratos de Comercialização de Energia no Ambiente Regulado) of the HPP Colíder, obtaining the reduction of the agreements in its entirety (average of 125 MW) from July 2016.

It should be noted that due to the preliminary protection issued by the TRF of the 1st Region, in October 2015, Copel GeT was already relieved to deliver the energy of the CCEARs in that period.

Baixo Iguaçu Hydroelectric Power Plant

As a result of act of government, fortuitous event and force majeure, the commercial start-up of generation unit 1 is scheduled for November 27, 2018, while units 2 and 3 should begin operations in December 2018 and January 2019. The construction works are on schedule and the wall for the rerouting of their river has been concluded, while the powerhouses and spillway assembly works are moving ahead.

Copel Renováveis

Wind Farm Complex

Copel Renováveis is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 13 projects with a total installed capacity estimated at 314.5 MW, as follows:

* Amounts subject to rounding.

Cutia Wind Farm	Auction ¹	Installed Capacity (MW)2, 3	Assured Power (Average MW)	Price [4]	Start up	CAPEX (R$ million)	Premium Value (R$ million)	Wind farm location	Expiration of Authorization
UEE Cutia S.A.	6th LER (10/31/2014)	23.1	9.6	173.23	Oct-17	1,318.0	9.4	Pedra Grande	01.04.2042
UEE Guajiru S.A.		21.0	8.3	173.23				Pedra Grande	01.04.2042
UEE Esperança do Nordeste S.A.		27.3	9.1	173.23				São Bento do Norte	05.10.2050
UEE Jangada S.A.		27.3	10.3	173.23				São Bento do Norte	01.04.2042
UEE Maria Helena S.A.		30.0	12.0	173.23				São Bento do Norte	01.04.2042
UEE Paraíso dos Ventos do Nordeste		27.3	10.6	173.23				São Bento do Norte	05.10.2050
UEE Potiguar S.A.		27.3	11.5	173.23				São Bento do Norte	05.10.2050
CGE São Bento do Norte I S.A.	20th LEN (11/28/2014)	23.1	9.7	163.94	Jan-19	893.4	14.2	São Bento do Norte	08.03.2050
CGE São Bento do Norte II S.A.		23.1	10.0	163.94				São Bento do Norte	08.03.2050
CGE São Bento do Norte III S.A.		22.0	9.6	163.94				São Bento do Norte	08.03.2050
CGE São Miguel I S.A.		21.0	8.7	163.94				São Bento do Norte	08.03.2050
CGE São Miguel II S.A.		21.0	8.4	163.94				São Bento do Norte	08.03.2050
CGE São Miguel III S.A.		21.0	8.4	163.94				São Bento do Norte	08.03.2050
Total		314.5	126.2	169.20		2,211.4	23.6
¹ Types of auctions: LER - Auction Reserve Energy / LEN - New Energy Auction.
² The installed capacity of the new projects can be optimized in relation to the registered at auctions.
³ The installed capacity of the wind farms was adjusted according to Aneel 's dispatches numbers: 1,248, 1,249, 1,250, 1,251, 1,252, 1,253, 1,254, 1,255, 1,256, 1,257 and 1,258 from May 8, 2017.
[4] Price updated to March 2017.

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations park and the transmission lines in operation:

* Amounts subject to rounding.

Subsidiary / SPC	Contract	Enterprise	TL	Substation		APR ¹	Concession
			Extension (km)	Amount	MVA	(R$ million)	Expiration
Copel GeT	060/2001[2]	Several	2,021	32	12,202	192.1	12.31.2042
Copel GeT	075/2001[3]	TL Bateias - Jaguariaiva	137	-	-	19.1	08.16.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	1.0	03.16.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	116	-	-	11.2	11.18.2039
Copel GeT	015/2010	Cerquilho III Substation	-	1	300	4.5	10.05.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	5.6	08.26.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	150	7.7	02.24.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	8.4	01.28.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	150	7.0	09.04.2044
Subtotal Copel GeT [4]			2,574	36	13,102	256.7
Costa Oeste		TL Cascavel Norte - Cascavel Oeste
Copel GeT - 51%	001/2012	TL Cascavel Norte - Umuarama Sul	152	1	300	6.5	01.11.2042
Eletrosul - 49%		Umuarama Sul Substation
Transm. Sul Brasileira
Copel GeT - 20%	004/2012	TL Nova Sta Rita - Camaquã	785	1	166	13.6	05.09.2042
Eletrosul - 80%
Caiuá Transmissora		TL Guaíra - Umuarama Sul
Copel GeT - 49%	007/2012	TL Cascavel Norte - Cascavel Oeste	136	2	700	12.0	05.09.2042
Elecnor - 51%		Santa Quitéria Substation / Cascavel Norte Substation
Integração Maranhense
Copel GeT - 49%	011/2012	TL Açailandia - Miranda II	365	-	-	18.0	05.09.2042
Elecnor - 51%
Marumbi
Copel GeT - 80%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	14.3	05.09.2042
Eletrosul - 20%
Matrinchã
Copel GeT - 49%	012/2012	TL Paranaíta - Ribeirãozinho	1,005	3	-	94.2	05.09.2042
State Grid - 51%
Guaraciaba
Copel GeT - 49%	013/2012	LT Ribeirãozinho - Marimbondo	600	1	-	48.7	05.09.2042
State Grid - 51%
Paranaíba
Copel GeT - 24,5%	007/2013	TL Barreiras II - Pirapora II	953	-	-	32.1	05.01.2043
Furnas - 24,5%
State Grid - 51%
Subtotal SPCs [5]			4,025	9	1,838	239.5
Total			6,599	45	14,940	496.1
[1] Proportion to the participation of Copel in the venture. Updated according to Aneel Aproval Resolution No. 2,098/2016 06.28.2016
[2] Renewed contract pursuant to Law 12,783/13.
[3] From the 10.31.2018 APR will be reduced 50%.
[4] Consolidated Income.
[5] Equity in Earning of Subsidiaries.

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 1,881 km of transmission lines and 4 substations and will generate APR of R$306.3 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

* Amounts subject to rounding.

Subsidiary / SPC	Auction	Signing of Contract	Enterprise	State	km	Subst	APR¹ (R$ million)	CAPEX² (R$ million)	Start up	Concession Expiration
Copel GeT	001/10	Oct-10	TL Araraquara II — Taubaté	SP	356	-	27.4	434.3	Aug-17	10.05.2040
Copel GeT	001/14	Sep-14	TL Assis – Londrina	SP / PR	120	-	18.3	151.0	Sep-17	09.04.2044
Copel GeT	005/15	Apr-16	TL Curitiba Leste - Blumenau TL Baixo Iguaçu - Realeza	PR / SC	230	3	104.8	560.9	Sep-19 Mar-21	04.06.2046
Subtotal Copel GeT					706	3	150.5	1,146.1		-
Mata de Santa Genebra
Copel GeT - 50,1%	007/13	May-14	TL Araraquara II - Bateias	SP / PR	847	1	109.9	1012.6	Nov-17	05.13.2044
Furnas - 49,9%
Cantareira
Copel GeT - 49%	001/14	Sep-14	TL Estreito - Fernão Dias	SP / MG	328	-	45.9	422.2	Mar-18	09.04.2044
Elecnor - 51%
Subtotal SPC					1,175	1	155.8	1,434.8
Total					1,881	4	306.3	2,580.9
¹ Updated according to Aneel Ratification Resolution 1918/2015 / Adjusted for Copel’s stake.
² Adjusted for Copel’s stake (considers own capital and third-party capital).

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

The concession agreement imposes economic and financial efficiency and quality conditions. Failure to comply with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of a forfeiture process. In addition, noncompliance with the overall goals of collective continuity indicators for two consecutive years or three times in five years may limit the payment of dividends or interest on equity, while failure to meet the economic and financial sustainability indicators will reflect the need for a capital contribution from the controlling shareholders. The following chart shows the goals set for Copel Distribuição in the first 5 years of renovation:

* Amounts subject to rounding.

Year	Economic and Financial Management	Quality (Limit Established)[1]		Quality Performed
		DECi ²	FECi ²	DECi ²	FECi ²
2016		13.61	9.24	10.82	7.23
2017	EBITDA[4] ≥0	12.54	8.74	-	-
2018	EBITDA[4] (-) QRR³≥0	11.23	8.24	-	-
2019	{Net Debt / [EBITDA[4] (-)QRR³]}≤1/(0.8*SELIC5 )	10.12	7.74	-	-
2020	{Net Debt / [EBITDA[4] (-)QRR³]}≤1/(1.11*SELIC5 )	9.83	7.24	-	-
[1] According to Aneel’s Technical Note No. 0335/2015
² DECi – Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi – Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.
³ QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. It will be the value set in the last Periodic Tariff Review - RTP, plus the IGP-M between the month prior to the
RTP and the month prior to the period of twelve (12) months of the determination of economic and financial sustainability. In June/2016 set value was R$333.8 million.
4 EBITDA adjusted for the effects of post-employment benefits, provisions and PDV.
[5] Selic: limited to 12.87% p.y.

Operating Data

In the distribution business, Copel serves more than 4.5 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV, 138 kV and some of 230 kV voltage levels.

Voltage	Km	Substations	MVA
13.8 kV	104,764	-	-
34.5 kV	84,199	223	1,500
69 kV	695	35	2,335
88 kV [1]	-	-	5
138 kV	5,970	106	7,163
230 kV	166	-	-
Total	195,794	364	11,003
[1] Not automated.

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines in operation in March 2017 was 9,052 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed March 2017 at 16,507 km.

* Amounts subject to rounding.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

12.85
12.22
11.78
13.61
12.54
10.70
10.00
9.33
9.24
8.74
11.62
8.06
2.99
2.26
14.01
9.08
4.19
2.73
13.67
8.33
3.96
2.48
10.82
7.23
3.22
2.21
3.21
2.18
2013
2014
2015
2016
2017
Measured DEC
Measured FEC
DEC Apurado 1T
FEC Apurado 1T
1Q Measured FEC
FEC Annual Aneel Limit

8.4 Telecommunications

Copel Telecomunicações has an optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In March 2017, the backbone cable network extended for 10,140 km and the access network extended for 20,977 km. Currently, we serve the 399 municipalities in the State of Paraná and another 2 in the State of Santa Catarina.

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners
Dominó Holdings S.A.	Sanitation	COPEL - 49.0%
Andrade Gutierrez - 51.0%
Cia. de Saneamento do Paraná - Sanepar	Sanitation	COPEL - 7.2%
State of Paraná - 29.9%
Dominó Holdings S.A. - 3.2%
Other - 59.7%
Companhia Paranaense de Gás - Compagás	Gas	COPEL - 51.0%
Mitsui Gás - 24.5%
Gaspetro - 24.5%
Paraná Gás Exploração e Produção S.A [1]	Oil and natural gas	COPEL - 30.0%
Petra Energia - 30.0%
Bayar Participações -30.0%
Tucumann Engenharia - 10.0%
Sercomtel S.A. Telecom	Telecommunications	COPEL - 45.0%
Município de Londrina - 44.4%
Banco Itauleasing S.A. - 7.1%
Outros - 3.5%
Carbocampel S.A.	Coal mining	COPEL - 49.0%
Carbonífera Cambuí - 51.0%
Copel Amec Ltda in liquidation	Services	COPEL - 48.0%
Amec - 47.5%
Lactec - 4.5%
[1] More information in item 8.6

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 692.5 MW of installed capacity to the Company's portfolio.

Project	Estimated Installed Capacity	Estimated Assured Power	COPEL' Stake
	(MW)¹	(Average MW)	(%)
SHP	88.0	52.0
Bela Vista	29.0	16.6	36.0
Dois Saltos	30.0	15.5	30.0
Salto Alemã	29.0	19.8	19.0
HPP	378.0	205.0
São Jerônimo	331.0	178.1	41.2
Salto Grande	47.0	26.9	35.8
WPP	149.1	79.6
Complexo Alto Oriente	48.3	24.7	100.0
Complexo Jandaia	100.8	54.9	100.0
Total	615.1	336.6
¹ The installed capacity of the new projects can be optimized in relation to the registered at auctions.

* Amounts subject to rounding.

Copel, in partnership with the companies Brennand, Minas PCH and Silea, is also developing studies in the lower reaches of the Rio Chopim that will lead to the feasibility of another four (4) hydroelectric projects. As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects in the EPE to enable participation in the upcoming auctions to be organized by the Federal Government. The technical characteristics may be adjusted until the effective energy commercialization of the projects, since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

	Project	Estimated Installed Capacity (MW)
HPP Apertados		139.0
HPP Comissário		140.0
HPP Foz do Piquiri		93.2
HPP Ercilândia		87.1
Total		459.3

Oil and Gas Exploration and Production (Paraná Gás
Exploração e Produção S.A)

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an 11,327 km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$78.1 million in the first phase of exploration, for the term of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. At the end of 2016, State Law No. 18.947/2016 was sanctioned, suspending por ten years the environmental licensing of any drilling or exploration activity of shale gas by the hydraulic fracturing method, better known as "fracking". The effects of this agreement on a concession and future actions are under evaluation by the Company.

Signature Bonus: R$12.5 million Exploration Program: R$78.1 million

* Amounts subject to rounding.

9. Other Information

9.1 Human Resources

Copel’s workforce closed 1Q17 at 8,494 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

Headcount	2014	2015	2016	2017
Geração e Transmissão	1,554	1,568	1,680	1,683
Distribuição	6,071	6,032	6,022	5,970
Telecomunicações	601	621	660	663
Holding	329	347	69	69
Comercialização	11	10	30	39
Renováveis	26	50	70	70
TOTAL	8,592	8,628	8,531	8,494

At the end of March, Copel Distribuição had 4,501,853 customers, representing a consumer-to-employee ratio of 754. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 162, 7 and 16 employees, respectively.

* Amounts subject to rounding.

9.2 Main Operational Indicators

		Installed capacity
Generation			Transmission
		(MW)
Copel GeT			Copel GeT
In operation		4,746.4	In operation
Hydroeletric [1]	16	4,541.9	Transmission Lines (km)	2,574
Quota System	1	182.0	Substation (amount)	36
Thermal	1	20.0	Under construction
Wind power	1	2.5	Transmission Lines (km)	706
Under construction		405.0	Substation (amount)	3
Hydroeletric	2	405.0	Partnership
Wind Farms			In operation
In operation	11	277.6	Transmission Lines (km)	4,025
Under construction	13	314.5	Substation (amount)	9
Partnership			Under construction
In operation		599.0	Transmission Lines (km)	1,175
Hydroeletric	6	211.7	Substation (amount)	1
Thermal	1	387.3
Under construction		52.9
			Copel Distribuition
Wind farms¹	4	52.9
			Distribution lines (km)	195,794
			Substations	364
			Installed power substations (MVA)	11,003
Copel Telecom
			Municipalities served	395
Optical cables backbone network (km)		10,140	Locations served	1,113
Optical cables access network (km)		20,977	Captive customers	4,501,853
Cities served in Parana State		399	Customers by distribution employee	754
Cities served in Santa Catarina State		2	DEC (in hundredths of an hour and minute)	3.21
			FEC (number of outages)	2.18

Administration

Total employees		8,494
Copel Geração e Transmissão		1,683	Copel Participações	39
Copel Distribuição		5,970	Copel Renováveis	70
Copel Telecomunicações		663	Copel Holding	69

[1] 30% of the Parigot de Souza HPP's assured energy become sold by Copel GeT as of January 1st , 2017.
² The Wind Farm Voltalia São Miguel do Gostoso I Participações S.A., is able to operate commercially, though the operation will only begin after completion of the transmission of works, transmission agent's responsibility.

* Amounts subject to rounding.

9.3 Conference Call 1Q17 Results

Information about 1Q17 Results Conference Call:

> Tuesday, May 16, 2017, at 10:00 a.m. (Brasília time)

> Telephone: (+1 516) 300 1066> Code: Copel

A live webcast of the conference call will be available at: ir.copel.com Please connect 15 minutes before the call.

     Investor Relations – Copel ri@copel.com Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

* Amounts subject to rounding.

Exhibit I – Consolidated Cash Flow Statement

		R$'000
Consolidated Cash Flow	1Q17	1Q16
Cash flows from operating activities
Net income for the period	417,270	136,089
Adjustments to reconcile net income with the cash provided by operating activities	764,449	1,127,857
Depreciation and Amortization	183,078	179,036
Unrealized monetary and exchange variations, net	272,676	206,376
Remuneration of accounts receivable related to the concession	(23,249)	(37,548)
Sectoral assets and liabilities result	163,104	545,993
Interest - bonus from the grant	(20,612)	-
Gain on remeasurement of the cash flow from the RBSE assets	(224,604)	-
Equity in earnings of subsidiaries	(33,713)	(47,894)
Recognition of fair value of accounts receivable related to concession	-	-
Income Tax and Social Contribution	193,112	353,151
Deferred Income Tax and Social Contribution	56,600	(297,792)
Net operational provisions and reversals	98,699	121,061
Appropriation of actuarial calculation of post-employment benefits	24,108	32,210
Appropriation of pension and healthcare contribution	36,981	34,498
Provision for research and development and energy efficiency	26,403	26,367
Write off of intangible assets related to concession - goodwill	6	52
Write off of property, plant, and equipment	1,864	2,673
Write off of intangible assets	9,996	9,674
Decrese (increase) in assets	(136,619)	308,354
Increase (reduction) of liabilities	(353,894)	(792,840)
Income tax and social contribution paid	(131,763)	(450,525)
Charges on loans and financing paid	(120,367)	(127,724)
Charges paid debentures	(11,645)	(5,213)
Net cash generated by operating activities	427,431	195,998
Cash flows from investing activities
Bonds and securities	(27,611)	(3,365)
Additions in investments	(105,789)	(51,806)
Reduction of capital in investees	73,361	-
Additions to property, plant, and equipment	(197,609)	(218,174)
Financial participation of the consumer - property, plant and equipment	-	40
Additions to intangible	(167,037)	(187,739)
Customer contributions	26,100	23,953
Net cash generated (used) by investing activities	(398,585)	(437,091)
Cash flows from financing activities
Loans and financing obtained	77,060	-
Amortization of principal amounts of loans and financing	(120,801)	(42,866)
Amortization of principal amounts of debentures	(18,252)	(14,828)
Dividends and interest on own capital paid	(3,335)	(21,501)
Net cash used by financing activities	(65,328)	(79,195)
Increase (decrease) in cash and cash equivalents	(36,482)	(320,288)
Cash and cash equivalents at the beginning of the year	982,073	1,480,727
Cash and cash equivalents at the end of the year	945,591	1,160,439
Variation in cash and cash equivalents	(36,482)	(320,288)

* Amounts subject to rounding.

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

				R$'000
Income Statement	1Q17	4Q16	1Q16	Var.%
	(1)	(2)	(3)	(1/3)
OPERATING REVENUES	1,073,542	876,090	751,715	42.8
Electricity sales to final customers	141,827	157,495	139,756	1.5
Electricity sales to distributors	557,416	466,938	433,163	28.7
Use of the main transmission grid	298,800	120,505	77,291	286.6
Construction revenue	62,169	118,979	88,795	(30.0)
Other operating revenues	13,330	12,172	12,710	4.9
OPERATING COSTS AND EXPENSES	(433,249)	(593,374)	(390,780)	10.9
Electricity purchased for resale	(6,688)	(11,763)	(11,787)	(43.3)
Charges of main distribution and transmission grid	(74,857)	(73,755)	(65,476)	14.3
Personnel and management	(68,592)	(109,329)	(61,489)	11.6
Pension and healthcare plans	(14,213)	(16,707)	(14,989)	(5.2)
Materials and supplies	(3,615)	(3,890)	(4,778)	(24.3)
Materials and supplies for power eletricity	(4,334)	(7,904)	(3,985)	8.8
Third-party services	(26,203)	(26,290)	(23,966)	9.3
Depreciation and amortization	(69,307)	(62,150)	(74,019)	(6.4)
Provisions and reversals	(5,914)	(111,888)	7,842	-
Construction cost	(117,492)	(127,722)	(76,507)	53.6
Other cost and expenses	(42,034)	(41,975)	(61,626)	(31.8)
EQUITY IN EARNINGS OF SUBSIDIARIES	4,327	(363,251)	20,649	(79.0)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	644,620	(80,535)	381,584	-
FINANCIAL RESULTS	(129,702)	(108,542)	(143,596)	-
Financial income	10,416	40,193	13,317	(21.8)
Financial expenses	(140,118)	(148,735)	(156,913)	(10.7)
OPERATIONAL EXPENSES/ INCOME	514,918	(189,077)	237,988	116.4
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(171,962)	44,891	(72,770)	-
Income tax and social contribution on profit	(117,710)	16,228	(102,686)	14.6
Deferred income tax and social contribution on profit	(54,252)	28,663	29,916	-
NET INCOME (LOSS)	342,956	(144,186)	165,218	107.6
EBITDA	713,927	(18,385)	455,603	56.7

* Amounts subject to rounding.

Income Statement – Copel Distribuição

				R$'000
Income Statement	1Q17	4Q16	1Q16	Var.%
	(1)	(2)	(3)	(1/3)
OPERATING REVENUES	2,004,319	2,373,070	2,085,928	(3.9)
Electricity sales to final customers	982,325	940,161	1,440,720	(31.8)
Electricity sales to distributors	112,287	183,502	156,647	(28.3)
Use of the main distribution grid	862,424	735,512	800,584	7.7
Construction revenue	152,628	220,077	177,341	(13.9)
Fair value of assets from the indemnity for the concession	4,861	131,738	8,650	(43.8)
Sectorial assets and liabilities result	(147,977)	110,470	(527,202)	(71.9)
Other operating revenues	37,771	51,610	29,188	29.4
OPERATING COSTS AND EXPENSES	(1,882,067)	(2,215,886)	(2,172,193)	(13.4)
Electricity purchased for resale	(1,119,526)	(1,313,226)	(1,253,842)	(10.7)
Charges of main transmission grid	(106,649)	(126,208)	(209,140)	(49.0)
Personnel and management	(188,105)	(285,618)	(169,769)	10.8
Pension and healthcare plans	(38,693)	(41,597)	(39,020)	(0.8)
Materials and supplies	(14,230)	(12,954)	(17,489)	(18.6)
Third-party services	(81,432)	(82,446)	(84,904)	(4.1)
Depreciation and amortization	(70,981)	(69,031)	(66,290)	7.1
Provisions and reversals	(58,676)	(8,510)	(112,103)	(47.7)
Construction cost	(152,628)	(220,077)	(177,341)	(13.9)
Other cost and expenses	(51,147)	(56,219)	(42,295)	20.9
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	122,252	157,184	(86,265)	-
FINANCIAL RESULTS	15,701	(120,635)	29,390	(46.6)
Financial income	77,653	(26,232)	106,568	(27.1)
Financial expenses	(61,952)	(94,403)	(77,178)	(19.7)
OPERATIONAL EXPENSES/ INCOME	137,953	36,549	(56,875)	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(66,665)	34,134	17,728	-
Income tax and social contribution on profit	(50,424)	51,678	(230,574)	(78.1)
Deferred income tax and social contribution on profit	(16,241)	(17,544)	248,302	-
NET INCOME (LOSS)	71,288	70,683	(39,147)	-
EBITDA	193,233	226,215	(19,975)	-

* Amounts subject to rounding.

Income Statement– Copel Telecomunicações

Income Statement	1Q17	4Q16	1Q16	Var.%
	(1)	(2)	(3)	(1/3)
NET OPERATING REVENUES	87,691	88,325	78,085	12.3
Revenues from telecommunications	78,170	79,234	69,809	12.0
Other operating revenues	9,521	9,091	8,276	15.0
OPERATING COSTS AND EXPENSES	(65,528)	(72,939)	(57,446)	14.1
Personnel and management	(25,357)	(35,332)	(20,792)	22.0
Pension and healthcare plans	(3,744)	(4,791)	(4,814)	(22.2)
Materials and supplies	(568)	(660)	(355)	60.0
Third-party services	(14,707)	(13,772)	(10,077)	45.9
Depreciation and amortization	(9,299)	(9,153)	(8,396)	10.7
Provisions and reversals	(2,709)	543	(5,236)	(48.3)
Other cost and expenses	(9,144)	(9,774)	(7,776)	17.6
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	22,163	15,386	20,639	7.4
FINANCIAL RESULTS	(5,056)	763	(3,969)	27.4
Income tax and social contribution on profit	2,616	2,339	4,604	(43.2)
Deferred income tax and social contribution on profit	(7,672)	(1,576)	(8,573)	(10.5)
OPERATIONAL EXPENSES / INCOME	17,107	16,149	16,670	2.6
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(5,588)	3,588	(5,501)	1.6
Income tax and social contribution on profit	(7,541)	3,369	(8,198)	(8.0)
Deferred income tax and social contribution on profit	1,953	219	2,697	(27.6)
NET INCOME (LOSS)	11,519	19,737	11,169	3.1
EBITDA	31,462	24,539	29,035	8.4

* Amounts subject to rounding.

Exhibit III – Financial Statements by Company

Balance Sheet by Company

										R$'000
Assets - Mar-17	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	777,697	2,788,634	88,183	120,984	77,644	284,961	404,177	734,883	(653,321)	4,623,842
Cash and cash equivalents	54,937	449,295	16,273	46,548	39,855	20,239	301,624	16,820	-	945,591
Bonds and securities	10,594	-	-	-	-	241,926	2,202	91	-	254,813
Collaterals and escrow accounts	-	15	-	132	-	-	-	129	-	276
Customers	397,665	1,911,774	44,734	56,454	23,938	-	49,304	-	(44,440)	2,439,429
Dividends receivable	65,970	-	-	-	-	-	10,492	484,570	(489,375)	71,657
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	40,993	-	40,993
Account receivable related to concession	106,175	-	-	-	-	-	-	-	-	106,175
Accounts receivable related to the concession compensation	-	-	-	-	-	-	-	-	-	-
Other current receivables	69,967	198,641	4,549	13,893	4,278	12,240	6,891	8,962	227	319,648
Inventories	27,993	88,052	8,357	2,478	-	-	-	-	-	126,880
Income tax and social contribution	26,035	69,439	8,258	1,060	-	7,701	5,631	59,621	-	177,745
Other current recoverable taxes	9,881	52,402	5,983	-	-	2,855	1,766	240	-	73,127
Prepaid expenses	8,407	19,016	29	419	9,573	-	-	-	-	37,444
Related parties	73	-	-	-	-	-	26,267	123,457	(119,733)	30,064
NON-CURRENT	13,912,905	7,453,933	808,727	407,194	625,326	359,099	2,480,083	16,996,478	(16,587,251)	26,456,494
Long Term Assets	3,760,901	1,896,725	91,316	173,274	35,683	57,044	214,647	2,471,029	(132,064)	8,568,555
Bonds and securities	97,252	1,817	-	6,831	-	-	94,175	-	-	200,075
Other temporary investments	-	-	-	-	-	-	73,361	417,500	-	490,861
Collaterals and escrow accounts	-	70,948	-	-	-	-	-	-	-	70,948
Customers	111,953	115,782	50,678	-	-	-	-	-	-	278,413
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,483,507	-	1,483,507
Judicial deposits	82,908	348,033	11,685	2,137	78	10,686	347	157,248	-	613,122
Account receivable related to concession	3,308,489	628,121	-	86,850	-	-	-	-	-	4,023,460
Accounts receivable related to the concession extension	67,633	-	-	-	-	-	-	-	-	67,633
Other receivables	16,061	44,057	90	29,432	-	-	-	-	-	89,640
Income tax and social contribution	615	16,416	-	-	-	-	-	138,744	-	155,775
Deferred income tax and social contribution	-	600,060	20,054	47,892	25,749	46,358	-	58,530	-	798,643
Other recoverable taxes	61,679	46,507	8,809	-	-	-	28	15	-	117,038
Prepaid Expenses	14,311	-	-	132	9,856	-	-	-	-	24,299
Receivables from subsidiaries	-	24,984	-	-	-	-	46,736	215,485	(132,064)	155,141
Investments	4,036,141	1,362	-	-	-	-	691,922	14,521,342	(16,855,036)	2,395,731
Property, Plant and Equipment, net	6,019,084	-	698,886	-	410,367	301,831	1,572,758	775	-	9,003,701
Intangible Assets	96,779	5,555,846	18,525	233,920	179,276	224	756	3,332	399,849	6,488,507
TOTAL	14,690,602	10,242,567	896,910	528,178	702,970	644,060	2,884,260	17,731,361	(17,240,572)	31,080,336
¹ Wind Farms, Copel Renováveis and Copel Comercialização

* Amounts subject to rounding.

										R$'000
Assets - Dec-16	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	700,532	2,588,602	89,471	135,292	76,231	328,563	474,157	698,488	(688,346)	4,402,990
Cash and cash equivalents	125,165	330,810	12,651	35,309	38,483	19,644	373,915	46,096	-	982,073
Bonds and securities	13,301	-	-	-	-	287,792	1,156	149	-	302,398
Collaterals and escrow accounts	-	1,056	-	110	-	-	-	128	-	1,294
Customers	298,189	1,783,081	45,948	78,292	24,362	-	46,524	-	(59,041)	2,217,355
Dividends receivable	66,178	-	-	-	-	-	10,559	485,263	(490,242)	71,758
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	-
Account receivable related to concession	65,595	-	-	-	-	-	-	-	-	65,595
Accounts receivable related to the concession compensation	-	-	-	-	-	-	-	-	-	-
Other current receivables	66,821	192,465	3,674	17,452	4,174	11,086	6,538	8,736	(4,013)	306,933
Inventories	28,182	90,591	9,003	2,861	-	-	-	-	-	130,637
Income tax and social contribution	5,169	115,908	12,536	830	-	7,873	4,737	41,899	-	188,952
Other current recoverable taxes	4,444	54,749	5,608	-	-	2,168	765	197	-	67,931
Prepaid expenses	9,506	19,889	51	438	9,212	-	-	-	-	39,096
Related parties	17,982	53	-	-	-	-	29,963	116,020	(135,050)	28,968
NON-CURRENT	13,448,496	7,485,975	767,039	391,185	632,457	356,875	2,339,326	16,622,075	(16,012,209)	26,031,219
Long Term Assets	3,503,258	1,971,232	79,853	152,676	35,700	49,123	141,104	2,506,318	(137,110)	8,302,154
Bonds and securities	92,817	1,467	-	6,636	-	-	94,176	-	-	195,096
Other temporary investments	-	-	-	-	-	-	-	408,297	-	408,297
Collaterals and escrow accounts	-	73,074	-	-	-	-	-	-	-	73,074
Customers	111,953	117,459	41,374	-	-	-	-	-	-	270,786
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,522,735	-	1,522,735
Judicial deposits	76,822	410,737	10,815	2,159	78	2,765	295	153,932	-	657,603
Sectoral financial assets	-	-	-	-	-	-	-	-	-	-
Account receivable related to concession	3,050,151	614,806	-	83,378	-	-	-	-	-	3,748,335
Accounts receivable related to the concession extension	67,401	-	-	-	-	-	-	-	-	67,401
Other receivables	15,185	47,087	90	11,189	-	-	-	-	-	73,551
Income tax and social contribution	608	16,143	-	-	-	-	-	153,216	-	169,967
Deferred income tax and social contribution	-	616,301	18,101	49,181	26,074	46,358	-	47,462	-	803,477
Other recoverable taxes	72,419	49,174	9,473	-	-	-	27	15	-	131,108
Prepaid Expenses	15,902	-	-	133	9,548	-	-	-	-	25,583
Receivables from subsidiaries	-	24,984	-	-	-	-	46,606	220,661	(137,110)	155,141
Investments	3,819,530	1,362	-	-	-	-	680,331	14,111,959	(16,278,232)	2,334,950
Property, Plant and Equipment, net	6,026,605	-	667,443	-	414,840	307,504	1,517,281	630	-	8,934,303
Intangible Assets	99,103	5,513,381	19,743	238,509	181,917	248	610	3,168	403,133	6,459,812
TOTAL	14,149,028	10,074,577	856,510	526,477	708,688	685,438	2,813,483	17,320,563	(16,700,555)	30,434,209
¹ Wind Farms, Copel Renováveis and Copel Comercialização

* Amounts subject to rounding.

										R$'000
Liabilities - Mar-17	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,794,303	2,786,551	198,651	153,666	158,846	44,535	257,215	1,068,157	(654,771)	5,807,153
Social charges and accruals	70,783	188,423	22,370	6,260	288	233	4,623	5,185	-	298,165
Associated companies and parent company	-	35	91,899	-	-	-	24,601	-	(116,535)	-
Suppliers	142,683	732,287	34,034	113,671	3,576	13,004	151,401	98	(47,151)	1,143,603
Income Tax and Social Contribution payable	91,692	-	-	909	8,032	-	2,170	-	-	102,803
Other taxes	71,021	171,540	6,126	7,932	1,954	573	1,904	239	-	261,289
Loans and financing	705,533	304,945	5,933	-	-	-	29,059	419,610	(1,710)	1,463,370
Debentures	248,151	560,263	6,230	23,194	40,488	-	20,159	385,844	-	1,284,329
Dividends payable	261,685	130,900	28,910	1,176	38,008	30,718	16,101	256,426	(489,375)	274,549
Post employment benefits	11,996	33,638	1,838	-	-	-	33	167	-	47,672
Customer charges due	5,860	125,800	-	-	-	-	-	-	-	131,660
Research and development and energy efficiency	62,897	159,872	-	-	6,449	-	-	-	-	229,218
Payables related to concession	4,146	-	-	-	59,151	-	-	-	-	63,297
Sectorial financial liabilities	-	275,238	-	-	-	-	-	-	-	275,238
Other accounts payable	117,856	103,610	1,311	524	900	7	7,164	588	-	231,960
NON-CURRENT	4,442,681	2,517,630	240,585	63,087	481,420	20,797	690,249	1,382,623	(133,626)	9,705,446
Associated companies and parent company	-	-	-	-	-	-	47,000	-	(47,000)	-
Suppliers	36,711	-	-	15,416	-	-	-	-	-	52,127
Deferred income tax and social contribution	229,517	-	-	-	-	-	3,808	-	-	233,325
Tax liabilities	164,292	121,112	7,613	-	-	3,008	354	2,172	-	298,551
Loans and financing	1,208,551	480,570	14,733	-	-	-	350,480	554,541	(83,619)	2,525,256
Debentures	1,985,978	492,865	173,215	33,991	20,337	-	272,166	666,170	-	3,644,722
Post-employment benefits	202,967	487,924	30,961	4,826	-	-	3,690	3,617	-	733,985
Research and development and energy efficiency	56,159	202,972	-	-	-	17,789	-	-	-	276,920
Payables related to the concession	43,235	-	-	-	461,083	-	-	-	-	504,318
Sectorial financial liabilities	-	166,858	-	-	-	-	-	-	-	166,858
Other payables	20,714	-	-	8,036	-	-	12,696	-	(3,007)	38,439
Tax, social security, labor and civil provisions	494,557	565,329	14,063	818	-	-	55	156,123	-	1,230,945
EQUITY	8,453,618	4,938,386	457,674	311,425	62,704	578,728	1,936,796	15,280,581	(16,452,175)	15,567,737
Attributable to controlling shareholders	8,453,618	4,938,386	457,674	311,425	62,704	578,728	1,936,796	15,280,581	(16,739,331)	15,280,581
Capital	4,429,898	4,176,841	316,098	220,966	35,503	707,440	815,375	7,910,000	(10,702,121)	7,910,000
Advance for Future Capital Increase	1,029,700	538,000	-	-	-	-	1,787,481	-	(3,355,181)	-
Equity valuation adjustments	936,209	31,270	6,058	(406)	256	-	(1,338)	986,031	(972,049)	986,031
Legal Reserves	427,895	120,987	17,612	22,639	7,100	-	3,776	792,716	(600,009)	792,716
Retained earnigs	1,268,451	-	106,387	56,429	-	-	38,833	5,162,983	(1,470,100)	5,162,983
Additional proposed dividends	-	-	-	-	-	-	15,883	-	(15,883)	-
Accrued earnings (losses)	361,465	71,288	11,519	11,797	19,845	(128,712)	(723,214)	428,851	376,012	428,851
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	287,156	287,156
TOTAL	14,690,602	10,242,567	896,910	528,178	702,970	644,060	2,884,260	17,731,361	(17,240,572)	31,080,336
¹ Wind Farms, Copel Renováveis and Copel Participações

* Amounts subject to rounding.

										R$'000
Liabilities - Dec-16	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,708,931	2,740,992	172,651	180,133	142,222	62,253	268,120	1,069,839	(689,105)	5,656,036
Social charges and accruals	71,249	178,348	21,159	6,529	259	261	4,419	5,573	-	287,797
Associated companies and parent company	-	135	85,490	-	-	-	49,351	-	(134,976)	-
Suppliers	136,139	867,410	15,753	136,869	3,193	30,494	126,607	2,225	(63,051)	1,255,639
Income Tax and Social Contribution payable	18,329	-	-	6,438	14,453	-	2,234	-	-	41,454
Other taxes	124,805	145,664	9,482	6,938	2,039	770	4,884	412	-	294,994
Loans and financing	684,078	299,299	5,932	-	-	-	28,981	453,288	(836)	1,470,742
Debentures	170,923	524,036	2,764	21,826	40,488	-	20,013	351,148	-	1,131,198
Dividends payable	261,685	149,500	28,910	1,176	12,281	30,718	16,377	256,426	(490,242)	266,831
Post employment benefits	12,156	33,649	1,868	-	-	-	33	188	-	47,894
Customer charges due	6,379	135,333	-	-	-	-	-	-	-	141,712
Research and development and energy efficiency	64,409	160,947	-	-	6,157	-	-	-	-	231,513
Payables related to concession	4,107	-	-	-	62,103	-	-	-	-	66,210
Sectorial financial liabilities	-	155,261	-	-	-	-	-	-	-	155,261
Other accounts payable	154,672	91,410	1,293	357	1,249	10	15,221	579	-	264,791
NON-CURRENT	4,379,635	2,506,487	237,704	46,716	486,765	20,422	703,229	1,386,559	(144,790)	9,622,727
Associated companies and parent company	-	-	-	-	-	-	46,685	-	(46,685)	-
Suppliers	36,711	-	-	-	-	-	-	-	-	36,711
Deferred income tax and social contribution	175,265	-	-	-	-	-	3,165	-	-	178,430
Tax liabilities	173,483	117,054	7,389	-	-	2,841	304	2,075	-	303,146
Loans and financing	1,228,746	502,161	16,094	-	-	-	356,147	562,072	(89,669)	2,575,551
Debentures	1,984,421	492,188	171,420	39,960	30,496	-	275,175	665,951	-	3,659,611
Post-employment benefits	199,495	480,246	30,313	4,826	-	-	3,574	3,517	-	721,971
Research and development and energy efficiency	50,995	183,800	-	-	-	17,581	-	-	-	252,376
Payables related to the concession	43,063	-	-	-	456,269	-	-	-	-	499,332
Sectorial financial liabilities	-	123,731	-	-	-	-	-	-	-	123,731
Other payables	20,579	-	-	257	-	-	18,125	-	(8,436)	30,525
Tax, social security, labor and civil provisions	466,877	607,307	12,488	1,673	-	-	54	152,944	-	1,241,343
EQUITY	8,060,462	4,827,098	446,155	299,628	79,701	602,763	1,842,134	14,864,165	(15,866,660)	15,155,446
Attributable to controlling shareholders	8,060,462	4,827,098	446,155	299,628	79,701	602,763	1,842,134	14,864,165	(16,157,941)	14,864,165
Capital	4,429,898	4,176,841	316,097	220,966	35,503	707,440	905,376	7,910,000	(10,792,121)	7,910,000
Advance for Future Capital Increase	979,500	498,000	-	-	-	-	1,566,180	-	(3,043,680)	-
Capital reserve	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	954,718	31,270	6,058	(406)	256	-	(1,338)	998,466	(990,558)	998,466
Legal Reserves	427,895	120,987	17,612	22,639	7,100	-	3,848	792,716	(600,081)	792,716
Retained earnigs	1,268,451	-	106,388	56,429	-	-	38,831	5,162,983	(1,470,099)	5,162,983
Additional proposed dividends	-	-	-	-	36,842	-	16,711	-	(53,553)	-
Accrued earnings (losses)	-	-	-	-	-	(104,677)	(687,474)	-	792,151	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	291,281	291,281
TOTAL	14,149,028	10,074,577	856,510	526,477	708,688	685,438	2,813,483	17,320,563	(16,700,555)	30,434,209
¹ Wind Farms, Copel Renováveis and Copel Participações

* Amounts subject to rounding.

Income Statement by Company

											R$'000
Income Statement 1Q17	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission
NET OPERATING INCOME	708,953	364,589	2,004,319	87,691	123,704	68,757	-	72,283	-	(133,285)	3,297,011
Electricity sales to final customers	141,827	-	982,325	-	-	-	-	10,138	-	(753)	1,133,537
Electricity sales to distributors	557,416	-	112,287	-	-	68,757	-	62,023	-	(76,284)	724,199
Use of the main distribution and transmission grid (TUSD/ TUST)	-	298,800	862,424	-	-	-	-	-	-	(25,680)	1,135,544
Construction revenue	-	62,169	152,628	-	4,609	-	-	-	-	-	219,406
Fair value of assets from the indemnity for the concession	-	-	4,861	-	1,468	-	-	-	-	-	6,329
Telecommunications	-	-	-	78,170	-	-	-	-	-	(8,258)	69,912
Distribution of piped gas	-	-	-	-	117,627	-	-	-	-	-	117,627
Sectoral assets and liabilities result	-	-	(147,977)	-	-	-	-	-	-	-	(147,977)
Other operating revenues	9,710	3,620	37,771	9,521	-	-	-	122	-	(22,310)	38,434
OPERATING COSTS AND EXPENSES	(264,281)	(168,968)	(1,882,067)	(65,528)	(109,409)	(20,087)	(25,476)	(83,166)	(16,597)	127,858	(2,507,721)
Energy purchased for resale	(6,688)	-	(1,119,526)	-	-	(3,974)	-	(23,207)	-	76,886	(1,076,509)
Charges of the main distribution and transmission grid	(74,857)	-	(106,649)	-	-	(2,823)	(5,962)	(3,433)	-	24,713	(169,011)
Personnel and management	(42,784)	(25,808)	(188,105)	(25,357)	(8,017)	(845)	(606)	(7,168)	(7,408)	-	(306,098)
Private pension and health plans	(8,745)	(5,468)	(38,693)	(3,744)	(739)	(21)	(84)	(791)	(853)	-	(59,138)
Materials	(2,493)	(1,122)	(14,230)	(568)	(629)	(62)	(85)	(65)	(117)	-	(19,371)
Raw material and supplies - energy production	(4,334)	-	-	-	-	-	(727)	-	-	-	(5,061)
Natural gas and supplies for gas business	-	-	-	-	(82,339)	-	-	-	-	-	(82,339)
Third-party services	(21,218)	(4,985)	(81,432)	(14,707)	(6,037)	(3,185)	(11,410)	(2,209)	(4,012)	28,285	(120,910)
Depreciation and amortization	(68,139)	(1,168)	(70,981)	(9,299)	(7,047)	(7,227)	(5,981)	(12,937)	(299)	-	(183,078)
Provisions and reversals	3,371	(9,285)	(58,676)	(2,709)	24	-	-	(24,606)	(1,389)	(5,429)	(98,699)
Construction cost	-	(117,492)	(152,628)	-	(4,609)	-	-	-	-	-	(274,729)
Other operating costs and expenses	(38,394)	(3,640)	(51,147)	(9,144)	(16)	(1,950)	(621)	(8,750)	(2,519)	3,403	(112,778)
EQUITY IN EARNINGS OF SUBSIDIARIES	(24,799)	29,126	-	-	-	-	-	(27,032)	440,520	(384,102)	33,713
OPERATIONAL EXPENSES / INCOME	419,873	224,747	122,252	22,163	14,295	48,670	(25,476)	(37,915)	423,923	(389,529)	823,003
FINANCIAL RESULTS	(83,956)	(45,746)	15,701	(5,056)	3,515	(18,638)	1,441	4,496	(27,778)	-	(156,021)
Income tax and social contribution on profit	7,825	2,591	77,653	2,616	9,293	962	1,981	21,934	41,862	(3,130)	163,587
Deferred income tax and social contribution on profit	(91,781)	(48,337)	(61,952)	(7,672)	(5,778)	(19,600)	(540)	(17,438)	(69,640)	3,130	(319,608)
EARNINGS BEFORE INCOME TAXES	335,917	179,001	137,953	17,107	17,810	30,032	(24,035)	(33,419)	396,145	(389,529)	666,982
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(120,775)	(51,187)	(66,665)	(5,588)	(6,013)	(10,187)	-	(3,494)	14,197	-	(249,712)
NET INCOME	215,142	127,814	71,288	11,519	11,797	19,845	(24,035)	(36,913)	410,342	(389,529)	417,270
Attributed to controlling shareholders	215,142	127,814	71,288	11,519	6,016	13,892	(19,229)	(36,913)	410,342	-	410,342
Attributed to non-controlling interest	-	-	-	-	5,781	5,954	(4,806)	-	-	-	6,928
EBITDA	488,012	225,915	193,233	31,462	21,342	55,897	(19,495)	(24,978)	424,222	(389,529)	1,006,081
¹ Wind Farms, Copel Renováveis and Copel Comercialização

* Amounts subject to rounding.

											R$'000
Income Statement 1Q16	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission
NET OPERATING INCOME	583,819	167,896	2,085,928	78,085	160,218	60,426	55,752	48,395	-	(157,855)	3,082,664
Electricity sales to final customers	139,756	-	1,440,720	-	-	-	-	-	-	(1,162)	1,579,314
Electricity sales to distributors	433,163	-	156,647	-	-	60,426	55,752	48,395	-	(72,377)	682,006
Use of the main distribution and transmission grid (TUSD/ TUST)	-	77,291	800,584	-	-	-	-	-	-	(23,658)	854,217
Construction revenue	-	88,795	177,341	-	5,017	-	-	-	-	-	271,153
Fair value of assets from the indemnity for the concession	-	-	8,650	-	376	-	-	-	-	-	9,026
Telecommunications	-	-	-	69,809	-	-	-	-	-	(7,312)	62,497
Distribution of piped gas	-	-	-	-	154,825	-	-	-	-	(31,633)	123,192
Sectoral assets and liabilities result	-	-	(527,202)	-	-	-	-	-	-	-	(527,202)
Other operating revenues	10,900	1,810	29,188	8,276	-	-	-	-	-	(21,713)	28,461
OPERATING COSTS AND EXPENSES	(283,277)	(107,503)	(2,172,193)	(57,446)	(146,936)	(22,145)	(75,045)	(30,936)	(35,336)	158,594	(2,772,223)
Energy purchased for resale	(11,787)	-	(1,253,842)	-	-	(6,183)	-	(34)	-	71,975	(1,199,871)
Charges of the main distribution and transmission grid	(65,476)	-	(209,140)	-	-	(2,417)	(5,350)	(3,572)	-	21,274	(264,681)
Personnel and management	(42,477)	(19,012)	(169,769)	(20,792)	(7,895)	(741)	(563)	(4,426)	(9,456)	-	(275,131)
Private pension and health plans	(10,267)	(4,722)	(39,020)	(4,814)	(645)	(21)	(72)	(885)	(3,062)	-	(63,508)
Materials	(3,539)	(1,239)	(17,489)	(355)	(399)	(56)	(136)	(37)	(65)	-	(23,315)
Raw material and supplies - energy production	(3,985)	-	-	-	-	-	(38,142)	-	-	31,633	(10,494)
Natural gas and supplies for gas business	-	-	-	-	(114,651)	-	-	-	-	-	(114,651)
Third-party services	(19,228)	(4,738)	(84,904)	(10,077)	(3,862)	(2,969)	(24,119)	(6,427)	(2,609)	28,643	(130,290)
Depreciation and amortization	(73,656)	(363)	(66,290)	(8,396)	(5,926)	(6,715)	(5,432)	(11,974)	(284)	-	(179,036)
Provisions and reversals	5,289	2,553	(112,103)	(5,236)	(170)	-	-	-	(11,394)	-	(121,061)
Construction cost	-	(76,507)	(177,341)	-	(5,017)	-	-	-	-	-	(258,865)
Other operating costs and expenses	(58,151)	(3,475)	(42,295)	(7,776)	(8,371)	(3,043)	(1,231)	(3,581)	(8,466)	5,069	(131,320)
EQUITY IN EARNINGS OF SUBSIDIARIES	(1,709)	22,358	-	-	-	-	-	8,598	162,366	(143,719)	47,894
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	298,833	82,751	(86,265)	20,639	13,282	38,281	(19,293)	26,057	127,030	(142,980)	358,335
FINANCIAL RESULTS	(113,632)	(29,964)	29,390	(3,969)	(1,455)	(29,638)	4,974	(13,467)	(8,384)	(742)	(166,887)
Income tax and social contribution on profit	10,349	2,968	106,568	4,604	3,478	975	5,388	6,228	65,127	(742)	204,943
Deferred income tax and social contribution on profit	(123,981)	(32,932)	(77,178)	(8,573)	(4,933)	(30,613)	(414)	(19,695)	(73,511)	-	(371,830)
EARNINGS BEFORE INCOME TAXES	185,201	52,787	(56,875)	16,670	11,827	8,643	(14,319)	12,590	118,646	(143,722)	191,448
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(62,666)	(10,104)	17,728	(5,501)	(4,211)	(2,932)	-	(2,533)	14,860	-	(55,359)
NET INCOME	122,535	42,683	(39,147)	11,169	7,616	5,711	(14,319)	10,057	133,506	(143,722)	136,089
Attributed to controlling shareholders	122,535	42,683	(39,147)	11,169	3,883	3,998	(11,456)	10,057	133,506	-	133,506
Attributed to non-controlling interest	-	-	-	-	3,733	1,713	(2,863)	-	-	-	2,583
EBITDA	372,489	83,114	(19,975)	29,035	19,208	44,996	(13,861)	38,031	127,314	(142,980)	537,371
¹ Wind Farms, Copel Renováveis and Copel Comercialização

* Amounts subject to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 17, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.